1127

06019316

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC Kuzbassenergo

*CURRENT ADDRESS #30, Kuznetsky prospect
OSP-2, Kemerovo, 650000
Russian Federation

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

FILE NO. 82- 4633 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 12/18/06

PARAGRAPH 1. ADDRESS OF THE CHAIRMAN OF THE BOARD OF DIRECTORS AND THE GENERAL DIRECTOR TO SHAREHOLDERS

Dear Ladies and Gentlemen!



During the past year the Company achieved significant success its development: its capitalization improved, efficiency of resource use increased, financial flow movements having become more transparent, optimized.

The Board of Directors functioned responsibly and effectively, it secured timely and efficient process of making optimal essential decisions that procured the Company's and the shareholders' interests. We managed to keep JSC "Kuzbassenergo" well in hand. The meetings of the Board of Directors in 2003 were regular, 17 meetings were held. The business plan for 2003 was approved by the Board of Directors, during the calendar period management bodies' reports on its implementation were regularly reviewed.

The role of the Board of Directors in decision-making on issues of reformation of the Company increased considerably. In February of 2003 a Committee for reformation of JSC "Kuzbassenergo" at the Board of Directors was established, among other issues its mission covers proposal analysis and elaboration of recommendations on reformation of the Company. Among the most significant issues of reformation that were worked over by the Board of Directors are the following:

- principal approaches to termination of participation of JSC "Kuzbassenergo" in nonprofile assets, including the procedure of selection of evaluators for carrying out valuation of market value of assets;
- on principles of accomplishment of nonprofile assets management;
- during the year issues of determination of the Company's viewpoint on dependent branch establishments were scrutinized;
- on transfer of function of operations and dispatching department from RDU JSC "Kuzbassenergo" to branch office JSC "SO-Central supervisory control of UES" – "Kuzbass RDU (Kuzbass regional supervisory control)".
- on liquidation of a number of service branch offices of the Company: RDU (Regional supervisory control), KESK, RP;
- on establishment of a branch office "Main power lines".

The Board of Directors having determined the priorities in orientation of activities of the Company in the financial sphere, quarterly approved monitoring indices of cash flow movements and the reports on their performance. Planned level of income of joint assets for the year was approved. The Board of Directors approved the credit policy of the Company including quarterly monitoring results. The reports of eminent og emission securities were approved every quarter.

In the framework of switch to international standards of accounting in 2003 the decision of holding audit of accounting of the Company in accordance with international standards was taken.

In 2003 the Board of Directors for the first time in the history of the Company accepted annual charity program. This decision underlined the role of JSC "Kuzbassenergo" as socially responsible Company that actively participates in overcoming social problems of the region.

With its decision the board of Directors determined the objectives of the repair campaign for the year. For implementing the decision he Company in the upshot of preparation for winter season of 2003-2004 was declared the best company in the holding JSC RAO "UES of Russia".

When accomplishing the decisions of the Board of Directors, the experienced and professional team of managers of the Company jointly with professionals of energy industry achieved considerable results. To date JSC "Kuzbassenergo" by many indices is one of the leaders of energy sphere of the Russian Federation. The managers conducted activities aimed at improvement of credit rating of the Company, increase of its transparency, perfection of corporate management. Within a number of years managers successfully put new equipment into operation including generative capacity. The year of 2003 was not an exception, within the year new capacities were put into operation.

When organizing the functioning of the Board of Directors we always consider the interests of our shareholders and our consumers, we make efforts to let the Company work stably and effectively.

Yours faithfully,

Chairman of the Board of Directors of
JSC "Kuzbassenergo" **M.A. Abyzov**

Address of the General Director

Of JSC "Kuzbassenergo"

To shareholders



Dear shareholders!

In 2003 significant events that became determinant for all energy enterprises including JSC "Kuzbassenergo" happened in political and economical life of the country.

In 2003 the process of formation of the mechanism of state regulation of functioning of basic branches of the country's economy was intensively in progress.

In this year the government passed a number of laws on electrical energy, which, unconditionally, determined the long-range outlook of development of the energetics of the country on the whole and of specific enterprises of the field in particular.

During the last year basic principles of tariff policy were determined. The decision on approvement of heating and energy rates which will be valid for at least a year was taken; this underlies the restriction and stabilization of rates for the consumers.

In 2003 transfer to international standards of accounting reporting with the purpose of provision of transparency and openness of Russian companies for understanding of shareholders and investors-professional continued.

The unbiased processes in many respects determined the conditions and the outcomes of JSC "Kuzbassenergo" activities held during the reporting year.

In the field of price formation the Company experienced certain difficulties.

With the purpose of stabilization of heat and electrical energy rates beginning with 2003 are approved to be valid for a year and are not subject to reconsideration during the year. At the same time there is still no resolution on reduction of cross-financing in the region which doesn't lower its level.

Appearance of new wholesale resell enterprises in the market of energetics of the region such as "North Kuzbass Energetics company" Ltd. In Kemerovo and "Metallenergofinance" Ltd. In Novokuznetsk for which REC sets minimal rates for buying electrical energy from JSC "Kuzbassenergo" became a substantional event of the past year. As the result of resolutions taken by the Regional energetics commission of Kemerovo Region, in 2003 the difference between the heat and the electrical energy rates set for the wholesale resellers and for final consumers substantially increased. By fulfilment of this decision we supply wholesale resellers of electrical energy at the rates that do not cover our expenses, but which let them receive additional profit. In fact, through the system of rates redistribution of financial resources in favor of companies-resellers at the expense of company-producer takes place today. This inevitably effected the financial outcomes of JSC "Kuzbassenergo".

At the same time, enterprises being monopolistic suppliers of commodities and services to JSC "Kuzbassenergo" have an opportunity to raise the rates for their produce. Growth of rates for basic raw staff and materials used for generation of electrical and heat energy – fuel and water – takes place. In

2003 land payment substantively increased. All of the abovementioned was taken into account at determination of rates for JSC "Kuzbassenergo". The fixed rates were called in question by the Federal Energetics Commission and the appropriate resolution was received, however, the rates were not revised which influenced the formation of exterior part of the Company's budget.

Nevertheless, even in conditions of the remaining tariff underfinancing owing to well organized work of managers and work collective of JSC "Kuzbassenergo" all the programs of equipment repair, technical rearmament and fundamental construction were carried out. The power supply system is successfully prepared to winter period, normative fuel stock.

At the outcomes of the year 2003 JSC "Kuzbassenergo" was recognized the best system in RAO "UES".

Sales operations that were organized well during the year secured the fulfillment of the plan of sale and payment for electric and thermal energy, which ensured the formation of the remunerative part of the budget. As compared to the year of 2002 the level of sales of thermal and electrical energy made up 11,82%, as compared to commodity allotment of energy in 2003 the sales made up 100,08%.

All of these allowed not only to carry out full value activities of the Company, but also to accomplish certain financial liabilities in time:

1) 2003 г. – the first year when the Company began to pay off moratorium liabilities,

2) Payments to budget and non-budget funds in accordance with preconcerted schedules continues,

3) Writing off arrears generated in the end of 90-ies continues.

There is no doubt that tariff underfinancing and payments of previously formed arrears influenced the financial outcomes of the Company in 2003. And, nevertheless, for the first time in the past few years JSC "Kuzbassenergo" received a profit, which certainly is the achievement of the team of managers and the whole work collective.

For JSC "Kuzbassenergo" the year of 2003 is also remarkable because of the year being the time when we completed the preparatory stage of reformation:

- service enterprises were segregated
- non-profile assets were sold
- state registration of property and registration of land relations are coming to conclusion

In the course of the abovementioned transformations JSC "Kuzbassenergo" turns into a holding company to which introduction of principles and forms of corporate management corresponding to its new substance becomes urgent.

The work on improvement of internal organization structure of the company started and is in progress. The structure must become more simple and has to correspond to envisaged objectives set before the Company.

In 2003 the chart of strategic planning was elaborated in the system.

The outcomes of JSC "Kuzbassenergo" activities in 2003 are, undoubtly, positive. The dynamics of stock-exchange auction serves an objective characteristic of it:

during 2003 the course value of the Company's shares increased by 2,8 times, capitalization – by 2,4 times. This acknowledges the actual achievement of one of the main goals of the Company – the increase of its investment affinity.

The team of managers and the whole work collective of JSC "Kuzbassenergo" are ready to continue the work aimed at improvement of financial outcomes of the Company and to carry out necessary transformations for turning JSC "Kuzbassenergo" into a holding company which would be capable of successful competition in the unequable conditions at the market of power engineering.

General Director –
Chairman of the Board of Directors Of JSC "Kuzbassenergo"
S.N. Mikhailov

Summary of performance results of the Company

in the year 2003

operating results	unit	2002	2003	deviation from last year; %
Electricity produced by power plants	million kwh	27184,6	24866,8	-8,5
Electricity generated by station bus	million kwh	24519,3	22361,5	-8,8
Heat generated to consumers	Tousand Gcal	14402,7	14653,6	1,7
Specific weight of electricity to auxiliary				
electricity production	%	7,56	7,64	1,1
heat generation	Kwh/Gcal	42,64	41,61	-2,4
Specific weight of fuel for production				
Electricity production	G/kwh	362,98	362,65	-0,1
Heat generation	kG/Gcal	152,52	150,72	-1,2
Fuel consumption for production, total	thousand t.s.f.	11096,7	10318,0	-7,0
Including - coal	%	96,4	91,1	-5,5
natural gas	%	0,6	4,9	716,7
coke gas	%	2,0	2,7	29,9
blast-furnace gas	%	0,4	0,9	111,6
mazout	%	0,51	0,45	-11,8
- saving/+electricity consumption overrun for auxiliary from standard	Thousand kwh	-17539	-11863	-32,4
-saving/+overrun of fuel from standard	t.s.f.	-11184	-11127	-0,5

1.	installed capacity, including JSC "KE"	Mwatt	4954/4792
2.	Installed capacity including ZVK	Gcal/h	8627,5/6995,5
3.	steam rate of boilers. Including JSC "KE"	t/h	27455/25205
4	Boiler's quantity, including JSC "KE"	Pieces	67/59
5	Boiler's quantity, including JSC "KE"	Pieces	101 / 88
5.1	Hot-water boiler's quantity, including JSC "KE"	Pieces	10 / 4
5.2	Steam-boiler's quantity	pieces	2 / 2
6	Heat network's spread	Km	489,8
6.1	Heat network regions number	pieces	10
7.	Spread of overhead transmission line 0,4-500 kw	Km	31 588
		Pieces	240
7.1.	Substation's number 35-500 kw	MWA	22398

7.2.	Transformer capacity		

1.2. Energy objects launched in 2003

The year 2003 was the most important in launching of generating capacities and of major funds for JSC "Kuzbassenergo"

This year 125 Mwh of electric power and of major funds equal to RUR 1895,8 million, also technical re-equipment equal to RUR 1331,5 million were putted into operation.

Energy objects launched in the year 2003:

South-Kuzbass GRES	Turboset of st. No.5 with turbine of type T-115-8,8 of electric power equal to 113 Mwt
Kuznetskaya TETS	Turboset of st. No.13 with turbine of type P-12-90/31 of electric power equal to -12 Mwt
Kuznetskaya TETS	Boiler of st. No.4 PU, of type E-160/1,4, and of steam capacity equal to 160 t/h, 95 Gc

1.3. Participation of the Company in restructuring of energy market of Russia

In the year 2003 the Company's managers developed and presented to the shareholders approval a project on reforming of JSC "Kuzbassenergo". Nowadays this project is at the examination and approval stage.

The following documents were approved by the Board of Directors of JSC "Kuzbassenergo" within the bounds of realization of preparatory stage of reforming program:

- register of nonspecilized assets
- major ways on termination of participation in nonspecilized assets

All work on reforming carried out in accordance with aforementioned documents during the year.

State registration of right of property for all real estate on nonspecilized assets was finished.

By the end of the year 2003, for 127 objects from 152 included in the register of nonspecilized assets, execution of adopted decision in accordance with defined strategy was realized.

As for current assets, the work on state registration of right f property and legalization of land relations is on the stage of termination.

For improvement of a labor stuff and management body under market conditions, we work regularly on preparation and retraining our personnel.

1.4. Major facts of development and progress of JSC "Kuzbassenergo" during the reporting year,

The year 2003 was one of the most effective years on production activity:

At first, large volume of repairing work in major and in supplementary equipment was reached. 16 boilersets of steam capacity equal to 5220 t/h, 10 turbosets of capacity equal to 1066 Mwt were repaired capitally. Current repair of 55 boilersets of capacity equal to 15550 t/h, 45 turbines of capacity equal to 3396 Mwt was made, also 16 km of heat networks were repaired.

Large volume of works was made on electric equipment: i.e. generators, transformers, switches, and transmission lines etc.

Then, in the year 2003 the greatest launching of generating capacities and major funds was reached.

RUR 169 million were paid for repair of industrial major funds that is more by 6,7 % as compared with the last 2002 year.

RUR 2000,8 million were developed on the investment program, also RUR 1168,3 million on the technical re-equipment. 125 Mwt of electrical capacity and RUR 1895,8 million, also RUR 1331,5 million were putted into operation.

The major:

At the South-Kuzbass GRES

- turbine of st. No.5, of type T-115-8,8 of electric capacity equal to 113 Mwt was putted into operation, that allows to increase output in heat consumption and ensure reliable heat supply to consumers and to reach a fuel economy for account of improvement of the turbine setting.

At the Kuz TETS

- turbine of st. No.13, of type P-12-31M of electric capacity equal to 12 Mwt was putted into operation, that allows to increase output in heat consumption and to reduce a steam consumption outputted by the ROU to the consumers.
- mounting water –water reheaters of type BBT-420 at the filling shunt mounts No. 1,2,4,5 allows to reduce temperature of heat water supply by 70oC in summer period, that improve working conditions during the repairing works.

• Boiler of 60 t/h of the type e-160/1,4 with boiler set was putted into operation, that will allow to increase a heat supply more than by 80 Gcal\h to the dwelling districts of the city Novokuznetsk.

At the TU GRES

- wagon tripper of the type ВБС- 93 of st. No.2 was changed that will ensure reliable shipment of coal from r/w cars, especially in autumn- winter period.

At the Belovskaya GRES

- mounting of a mill of new type ШБМР-50А at the boiler A will give an opportunity to reduce consumption of electricity for grinding of 1 ton of natural fuel by 26,9 kwth/tonn under the standard 28,41 kwh/ton , and reduce working time of a block in the single-bottom regime and to ensure reliable work of the blocks.

At the Kem GRES

- I, II section of the main steam line ChSD were changed, that gave an opportunity to increase a pressure of a live steam by 3 kg/sm2, and to unload a capacity limits of the turboset of st. No.3, also maintenance expenses were reduced.

At the WS TETS

- reconstruction of furnace-burner units of he boiler БКЗ-10 of st. no.5 and 6 was carried out, that allows to reduce a release of nitric oxide, and to increase efficiency gross of the boiler by 1,16%, and to reduce a fuel consumption by 1224 tsf.

At the Kem TETS

- five sections of double-filar general steam collector for single-filar were changed that led to reduction of distance of pipes of a collector and quality of stop valve, also increased a work safety and decreased expenses for maintenance and repair by UR 30. thousand.

At the NK TETS

- Steam line of high pressure of the boiler of st. No.10 was reconstructed, that increased a work safety and reduced expenses for maintenance and repair.

Besides, great volume of works on change of supplementary equipment, KIP, fire-fighting and labor protection was made.

In electrical networks:

Transformers at SS 35 kw Izhmorskaya in EEN - 4 thousand kwa, at SS 35 kw Nikolaevskaya – 2,5 thousand kwa and KFZ-P – 80 thousand kwa in NEN with transformer capacity equal to 86,5 thousand kwa with a rise equal to 5,5 thousand kwa were putted into operation.

Great work on reconstruction of electric equipment was made that allows to increase a work safety and to reduce expenses for maintenance and repair, including:

- 98 high-voltage bushings on switches and transformers 110-220kw were changed;
- 10 SF6 circuit-breakers were mounted including by one at the Bel GRES 220 kw, at the SK GRES 110 kw, at the Substation in Yashkino 100 kw in EEN, and three at the substation Novoleninskaya 110 kw in NEN, four at the substations 35 kw Zeledeevskaya and Listvianka;
- 85 oil breaks 6-35 kw were replaced by vacuum breaks;

12 accumulator batteries at the NK TETS, EEN, NEN, CEN and South EN were replaced;

- 38 disconnectors 110-220 kw were replaced;
- automated system for dispatcher control at 5 substations in NEN was launched (ASDC)

-3128 suspended polymer garlands on overhead transmission line 35-500 kw were installed

At UHN

- With a surface heating mains installation , expenses for repair and maintenance are reduced and safety of maintenance is increased. 1699 m of heating mains were replaced in Kemerovo and in Novokuznetsk, including 365 m of heating mains that were putted to surface installation in Kemerovo and in Novokuznetsk, and deepening equal to 1234 m was made, also 100 m of pipeline was replaced with enlargement of diameter in subsurface pipelining.
- Launching of an area of heat line from the Kemerovskaya GRES to the South district of the city (balk in the Shornikov street to KSZ 11) improved hydraulic regime in the left-side part of t city Kemerovo with a rise of circulation of heatsources by 700-100m3/h.

In the year 2003 work on termination of preparatory stage of the Company reforming was carried out.

In part of reforming of service and nonspecilized activities on the ground of property and personnel of affiliates of JSC "Kuzbassenerg" were established the following companies:

CJSC (ZAO) "Auto transport enterprise Kuzbassenergo"and CJSC (ZAO) "Medico sanitary Center "Health Center "Energetic"

According to the decision of the Board of Director of JSC "Kuzbassenergo" functions of efficient-dispatch control were transferred to the affiliate of the "Kuzbass RDU" , JSC "SO TsDU-UES" (system operator).

Within the actions on reforming of electricity complex on the ground of property complex of backbone networks related to the United National Electricity network, an affiliate of JSC "Kuzbassenergo" named "Magistralnye electricheskie sety ("Backbone networks") was established.

1.5. Tasks of the JSC "Kuzbassenergo" for the year 2004.

Major task of JSC "Kuzbassenergo" in the year 2004 will be breakeven activity providing and profit earning, increasing of the market cost for stocks of the Company and increasing of the Company's appeal for Russian and foreign investors.

Major tasks for 2004 should be the following:

- reliable and safety electricity and heat supply for the consumers of Kemerovo region, especially in autumn and winter period maximum loadings ;
- carrying out of a program on electric plant's equipment repair, as electrical and heat networks;
- realization of a task given by RAO UES of Russia on creation of fuel reserve at the storages by the 1 of January 2004;

- realization of investment program on investments.

Priority works:

- putting into operation of a turbine of st. No.4 of the type PTR-0 LMZ and additional feeding de-aerating node of the heating system at the Kem. TETS;
- starting of reconstruction of a cell of he turboset of st.No.3 at the Kuznekaya TETS together with launching of a turboset P-12-3,4/0,1 in he year 2005;
- termination of works on mounting of a turbine of st. No. 5 of the type T-115, putting into operation of ACS TP;
- reconstruction of a boiler of st.No,7 of TU GRES of the type TP-0 aimed to reduce Nox;
- mounting of lighting steam line of boilers I-II of the line KTS-100 TU GRES, works in the IV section of the main stem line at he Kem. GRES and the 3' sections of feeding collector of the Kem. TETS;
- mounting of the systems for commercial account of a heat energy (ASKUTE) at the South Kuzbass GRS and west-Siberian TETS;
- reconstruction of electrical filters in the boiler of st. No.11 at the Kem. GRES to bring efficiency to 99,5% , also technical re-equipment of a monitoring circuit and protection of electrical filters in the boiler of st. No.7 of the second line of the West-Siberian TETS;
- works on reconstruction of introduction of remote control at the East Electrical networks;
- works of reconstruction of ASDC (automated system for dispatcher control) PEN at the North electrical networks;
- reconstruction of substations PEN together with change of 112 switches of 10 kw for vacuum circuit breakers, also of 9 switches of 25-110 kw for SF6 circuit-breakers and a mounting of arched protection in 14 sections;
- reconstruction of overhead transmission line-35 kw tambar-Polutornik at the East EN together with a transfer from a flooded area ;
- raising of ash dumps in a volume of 438,3 tss.m3.

In part of financial improvement for the year 2004

Tasks for JSC "Kuzbassenergo" in part of financial improvement:

- sequential realization of a program on the costs reducing;
- sequential realization of the conditions of the Amicable Agreement with creditors of the Company as essential term of reforming;

  – determination of economically sound rates for JSC "Kuzbassenergo";
  – reducing of liabilities before providers and contactors;
  – spread settlement between accounts receivable and account payable;
  – improvement of financial responsibility and financial steadiness of the Company;
  – providing of stable operation and investments appeal of the Company.

In part of the reforming program realization in the year 2004 the JSC "Kuzbassenergo" poses the following problems:

- finish activity on preparatory stage of reforming including:
- split-off and termination of participation in nonspecilized kinds of activity including transfer of housing into municipal property;
- segregation of repair and service activity;
- application of the system of contractual bidding and tenders;
- improvement of the stuff, preparation of the management body of the Company to the work under energy market conditions.

2. Open realization of a project on the Company's reforming in accordance with the major trends of the energy branch restructuring:

– transfer to a new organizational, production and management structure, sequential forming of the JSC "Kuzbassenergo" as a management company;

– application of new forms and methods of corporate governance, complying with a new status of the company and providing a positive final result of the Holding's activity.

Fulfilling aforementioned tasks the Company is capable to ensure the consumers by energy resources under the new circumstances as develop, appeal investments and compete successfully at the energy market of Russia.

1.6. Prospects of the JSC "Kuzbassenergo" for the next years.

Development prospects of the JSC 'Kuzbassenergo", as one of the companies belonging to the fuel and energy complex of the country, are determined at first by the Energy Strategy of Russia until the year 2020.

In accordance with this strategy, the JSC "Kuzbassenergo" have to be created as a new, financial stable, economically effective and dynamically developing company.

Accordingly, development perspectives of the Company will be depend mainly from the successful realization of the reforming project after its approval by the shareholders.

As a major priority of the energy strategy of Russia for the period until the year 2020, the Government had determined advanced technology equipping. In accordance with these theses the JSC "Kuzbassenergo" determined his perspective program for technical development.

With the purpose of providing for the safety work of the stations and timely replacement of the used technological equipment that had worked its resource its will be necessary in future to:

- finish construction and ensure putting into operation in the year 2005 of a turboset T-120-12,8 of st. No.15 at the Novo-Kemerovskaya TETS, that needs in annual investments in amount of RUR. I.e. the work on obtaining of exterior investors has to be enlarged.

- continue work on election of contractual institutions and suppliers (providers) for construction, reconstruction and technical re-equipment at the competitive base.
- Technical services have to determine priorities for reforming of the investment program for 2-3 years o the objects subject to unfinished construction together with adoption of a cardinal decisions over these problems.
- Investment program shall be related to the investment sources taking into consideration a guarantee for the object to be launched in time.

- continue enlargement of the existing ash-dump dams and to start construction of new dams, where the reserve space for storage of ZShO are limited by the possible filling.

For the next 3-5 years the flowing works on technical re-equipment that affect the safety energy system should be made:

- application of a system of commercial accounting of heat energy at the South-Kuzbass GRES, West-Siberian GRES, and in the UHS , RUR 15 million.

- replacement of a turbine of st. No.9 of the Type P-35-130 by the turbine T-120-12,8 at the Kemerovo GRES , UR 600 million.
- Replacement of a turbine of st. No.8 of the type PT-50-130 by PTR-80-130 at the NK TETS , RUR 500 million.
- - reconstruction of a cell of the turboset of st. No.11 and 12 at P-12-9/31M at the Kuznetskaya TETS , RUR 200 million.
- Replacement of the out-of-date wagon tipper of the type VBC-93 of st. No.1 at the TU GRES , RUR 30 million.
- Replacement of the section of the major stem line at the Kem. GRES (IV section ChSD), of lightning unit at the TU GRES and feeding collector at the Kem. TETS , RUR 20 million.
- Reconstruction of electrical filters of boilers of he type TP-87 at the Kem. GRES and WS TETS together with efficiency reduction to 99,5% , RUR 70 million.
- introduction of remote control and automation at the EEN and NEN , RUR 5 million.
- Reconstruction of ash collecting at the Kem. GRES, WS TETS and NK TETS , RUR 50 million.
- Reconstruction of reagent system for coagulant and salt storage at the Kem. GRES, RUR 50 million.
-

• reconstruction of feeding-deaerator node of heat network at the Kem. TETS, RUR 40 million.

• Reconstruction of heat networks of the I-st line together with heat exchanger installation ALFA LAVAL at the WS TETS, RUR 10 million.

• Fulfillment of directives and instructions in the all affiliates, RUR 60 million.

• Replacement of electric equipment in the all affiliates, RUR 60 million.

• Replacement of accumulator batteries at the TU GRES, in the ESN, CEN, SEN, and NEN, RUR 20 million.

PARAGRAPH 2. MAJOR INFORMATION ABOUT JSC 'KUZBASSENERGO" AND ITS SITUATIO IN HE ENERGY

2.1. Geographical Situation

Kemerovo region is situated in the southeast of West Siberia and the distance from western and eastern borders of Russia to Kuzbass is nearly the same. Kemerovo region is in the sixth time zone. The northern edge point of the area is on the border of Mariinsk administrative district with Tomsk region, the southern one is in spurs of the Abakan Mountains on the junction of borders of Republic of Gorny Altai and Khakassiya. The eastern edge point is in Tyazhinsky district, but the western - in Yurginsky district.

Kemerovo region is situated in moderate widths, between 52°08' and 56°54' northern width, and 84°33' and 89°28' eastern longitude.

Existing bounds of the region were formed 26 January 1943. Region's area is 95,5 thousand km, that is 4% of the territory of Western Siberia and 0,56% of the whole territory of Russia. Territory of Kuzbass is the smallest in the Western Siberia. At the same time the territory of our region is more than some countries of Western Europe (Hungary's territory is 83,3 thousand km2, Ireland -70 thousand km2, Norway – 62 thousand km2, Switzerland – 41 thousand km2, Belgium – 30,5 thousand km2.)

The administrative borders of Kemerovo region are on land (without sea-way). In the north it borders with Tomsk region, in the east with Krasnoyarsk territory and Republic of Khakassiya. In the south borders pass on the main mountains of Gornaya Shoriya and Salairsky ridge with the Republic of Gorny Altai and Altaysky territory, in the west - on plain with Novosibirsk region. The extent of Kemerovo region from north to south is nearly 500 km, from the west to the east - 300 km. The population is about 897,4 thousand people on the 1st January 2004.

It is a peculiarity of geographical situation of Kemerovo region that it is situated in a depth of large land near the centre of Eurasia continent, between Western and Eastern Siberia, and the distance from any sea or oceans is very far. The distance to the nearest northern sea - Karskoye – is almost 2000 km, and to the nearest southern sea – Black sea is more then 4500km.


Восточные электрические сети
Кемерово
Северные электрические сети
Белово
Центральные электрические сети
Новокузнецк
Мыски
Калтан
Южные электрические сети
- ТЭС Кузбассэнерго
- ПС 500 кВ
- ВЛ 500 кВ
- ВЛ 1150 кВ

2.2. History

There were only 2 little power plants on the territory of Kemerovo region: with capacity of 360kw in the Mikhelson mining in Anzhero-Sudzhensk city and 50 kw in Kolchughin. This power plants were destined for mining lighting.

Only since 1930 energy system began its forming, when according to the GOELRO's plan it was began construction of two largest power plants for those times, also high-voltage line.

1930 –construction of Kemerovo GRES and TETS (heat power plant) of Kuznetsky metallurgical plant, and substation and Overhead transmission line-110kw started.

1932 - heat and electricity supply by heat power plant of Kuznetsky metallurgical plant (HPP KMP) was started. Substations of Osinniky, Mundybash and Prokopievsk were switched on through overhead transmission line-110 from TETS KMK, which capacity to the end of the year was 50megawatt.

1934 – Kemerovo GRES, Leninsk substation, Anzhero-Sudzhensk, Belovo through the overhead transmission line-110 from Kemerovo GRES started their functioning.

1935 – TETS KMK got its full capacity in 108 megawatt; construction of Kemerovo TETS started.

1936 – Construction of transmission line 110kwt of voltage between such cities as Belovo and Prokopievsk was finished, TETS and Kemerovo GRES started work parallel for common electricity network - that was a start for energy system of Kuzbass.

1939 – the first generator with a capacity 6 megawatt was switched on at the Kemerovo TETS.

1943 – Management Board of Kuzbass was reorganized; North electricity network and South electricity network were organized.

That 1943 year the State Committee of Defense of USSR accepted a resolution about creation on the base of Kemerovo energy plant the regional energy department "Kemerovoenergo", consolidated such institutions as Kemerovo GRES, Administration of North region of electricity network, and Administration of South region of electricity network, Repair and maintenance Plant, Energosbyt, Central production and research laboratory.

1944 – the first turbogenerator was switched on at the Kuznetskaya TETS built on the base of evacuee in 1941 equipment.

1948 – Kemerovo TETS formed part of Kuzbass regional energy administration "Kemerovoenergo".

1950 – construction of Novokemerovskaya TETS started.

1951 – 2 turbogenerators with a capacity 50megawat putted into operation at the South-Kuzbass GRES.

1953- Construction of Tom-Usinskaya GRES started.

1954 – Kemerovoenergo was reorganized to the Kuzbass regional energy administration.

1955 – the first turbogenerator was put into operation at the Novokemerovskaya TETS.

1956 – South Kuzbass GRES got its full capacity in 500 megawatt.

1958- the first power unit of the Tom-Usinskaya GRES putted into operation.

1963 – the first turboset putted into operation at the West-Siberian TETS.

1964 – the first power unit with a capacity 200megawatt putted into operation at the Belovskaya GRES. In the structure of "Kuzbassenergo" were organized such institutions as Eastern and Central electricity network.

1965- Tom-Usinskaya GRES got its full capacity in 1300 megawatt.

1966 - Kuzbass regional energy administration "Kuzbassenergo" was decorated with order of the Order of the Red Banner of Labor ZSFSR for development of new power equipment and providing consumers with effective energy supply.

1967 – For the first time RC SS "novo-Anzherskaya" was energized 500kw.

1968- Belovskaya GREs got its full capacity in 1200megawatt.

1975 – Belovskaya GRES was decorated with the Order " The Badge of Honor".

1985 – the second circuit of Overhead transmission line-500 Sayano-Shoushenskaya GES-SS "Novokuznetskaya" .

1994 – the first General meeting of shareholders of JSC "Kuzbassenergo" took place.

1996 – reconstruction of steam generating unit continues at the enterprises of energy system.

Two generating units PK-40, power generating units 200megawatt were changed at the Tom-Usinskaya GRES and Belovskaya GRES, that allowed to reduce nitric oxide emission in 2-2,5 time less and to get standard of 450mg/m3. The same reconstruction was made with a power generating unit PK-10 of the South-Kuzbass GRES.

Altogether during the years 90s. there were reconstructed 19 turbosets with a capacity 1880 megawatt, 5 steam generating units with output capacity 1270 ton of steam an hour.

2000 – The Company was derived successfully from the bankruptcy.

2003 - 60th anniversary of the Company from the date of foundation. Turbine P-12-3,4/1 was putted into operation at the Kuznetskaya TETS, where also the steam-boiler with a generating capacity 160 ton of steam an hour was putted into operation. The turbine T-115-8,8 located on vibrofoot at the South Kuzbass TETS was launched.

Today the Joint Stock Company "Kuzbassenergo" is one of the largest energy systems of our country. For the 1st of January 2004, fixed energy capacity was 4792 Mwt, heat capacity – 6995,5 Gcal/h including water boiler at the Kuznetskaya TETS in Novokuznetsk and Zaiskitimskaya water-boiler room in Kemerovo.


БАРЕНЦЕВО МОРЕ
КАРСКОЕ МОРЕ
МОРЕ ЛАПТЕВЫХ
ВОСТОЧНО-СИБИРСКОЕ МОРЕ
БЕРИНГОВО МОРЕ
ОХОТСКОЕ МОРЕ
ОЭС СЕВЕРО-ЗАПАДА
ОЭС ЦЕНТРА
ОЭС УРАЛА
ОЭС СИБИРИ
ОЭС ВОСТОКА
КАЗАХСТАН
МОНГОЛИЯ
КИТАЙ
УКРАИНА
БЕЛОРУССИЯ
ПОЛЬША
ФИНЛЯНДИЯ
ТУРЦИЯ
ЧЕРНОЕ МОРЕ
ЯПОНСКОЕ МОРЕ
ГЭС
ТЭЦ
ГРЭС
АЭС
1150 кВ
750 кВ
500 кВ
400 кВ
330 кВ
220 кВ
110 кВ
±400 кВ


ОЭС Северо-Запада
ОЭС Центра
ОЭС Средней Волги
ОЭС Урала
ОЭС Северного Кавказа
ОЭС Сибири
ОЭС Востока


ВЛ
1150 кВ
500 кВ
230 кВ
ОЭС Урала
Нижневартовск
Омскэнерго
Новосибирскэнерго
Томскэнерго
ОЭС Казахстана
Алтайэнерго
Красноярскэнерго
Таймырэнерго
Улангом
Монголия
Иркутскэнерго
Бурятэнерго
Читаэнерго
Дархан
Китай
ОЭС Востока

2.3. Organizational structure– additional appendix.

2.4. Major figures, including personnel number.

JSC "Kuzbassenergo" enters in the seven largest energy systems of our country composed of the Holding RAO "UES of RUSSIA" – energy complex of the Company is the six over the fixed capacity and the fifth over the volume of energy supplying to the consumers.

The Company joints 20 affiliates, 4 from which participate in production, transfer, division and supplying of electricity and heat energy.

These are:

8 heat electricity plants using the coal of Kuznetsky basin with fixed electric power 4 954 megawatt, heat capacity – 8 627,5 Gcal/h;

- 4 electrical supply network's enterprise with fixed transformer capacity – 21 4973megawatt A maintaining more than 30,5 thousand km of power lines;

- handling of heat network with connected heat load 8 627,5 Gcal/h having at the balance more than 489,8 km of pipelines;
- Affiliate company "Energosbyt" having more than 5000 contracts on energy supply to the consumers.

- developed structure of affiliates providing common services on repairing and construction, auto services, connection, and energy supply in favor of energy complex.

1.	Fixed electric power	mwh	4 792
2.	Stem rate of steam generating units	t/h	27 455
3.	Number of turbosets	pieces	67
4. 4.1	Number of boiler set Number of water boilers	pieces pieces	101 12
5. 5.1	Length of heat network Number of boost pumping plants,- UTS	km pieces	489,8 14
6. 6.1 6.2	Length of Overhead transmission lines 0,4 - 500 kw Quantity of substations 35 - 500 kw Transformer capacity	km pieces mwa	31151 235 21 973
7.	Area of ash-dumps HEN	ga	1214,1

* numerator – including block stations

Personnel number over the major affiliates participated in generation, transmission and supply of electricity ad heat energy for the year 2003

Affiliates	Total number of work stuff
JSC "Kuzbassenergo"	**12 753**
Including affiliates participated in generation, transmission and supply of electricity ad heat energy	
TU GRES	1 315
BEL GRES	1 220
SK GRES	581
KUZN TETS	669
WS TETS	821
NK TETS	892
KEM TETS	397
KEM GRES	998
EEN	681
NEN	748
CEN	567
SEN	529
UHN	669
ENERGY SUPPLY	589

2.5. Competitiveness of the company and risks.

Reforming of JSC "Kuzbassenergo" produces a return reaction by the consumers, who tend to become an independent subject if the Federal wholesale market of electricity (capacity) (FOREM) or whos invest in the new generating capacities, also by the wholesale consumers-resellers of electricity.

The competitive environment of the Company in the region represented by suppliers of electricity, i.e. by subjects of FOREM and by newly- created independent electricity and energy sale companies, who singly realize electricity to end-consumers.

The share of the largest industrial consumers of electricity of the JSC "Kuzbassenergo" (JSC "Novokuznetsky aluminum plant", JSC "West-Siberian metallurgical plant ", JSC "Kuznetskye ferroalloys", KJSC "Azhot", energy department of the coal enterprises) in the total volume of useful output was more than 56%.

Taking into consideration the volume of energy consumption by these consumers, its possible to suppose that these consumers will be aimed at minimization of expenses on electricity acquisition through creation of the energy supplying company – a market subject, or through the direct entrance to the wholesale market.

Either of the two variants may lead to significant reduction of the supplying volumes for JSC "Kuzbassenergo, and to facilitate increasing of the cross financing, as the growth of the failing income.

So, Ltd. "Metallenergofinance", affiliated with Ltd. "EvrazHolding" and its governed Novokuznetsky and Western Siberian metallurgical plants have concluded direct energy supply contracts. As a result, Ltd. "Metallenergofinance" was inscribed in the Register of energy supply companies and was registered as "main consumer of reseller" for metallurgical plant's energy supply . Since the 4th quarter of the year 2003 Ltd. "Metallenergofinance" was registered in the Federal Energy Committee and achieved a status of the FOREM subject.

Since the 1st of October 2003 the largest consumer of the JSC "Kuzbassenergo" namely JSC "Novokuznetsky aluminum plant (NKAZ) entered to the Federal wholesale market of electricity (capacity). So JSC "Kuzbassenergo" changed from the deficit into detrimental company together with entrance to the FOREM of the NKAZ.

Since the 1st of November 2003, biddings of electricity in the free sector in accordance with Regulations of the Government dd. 24.10.2003 No. 643 "About the rules of a wholesale market of electricity (capacity) during the period of transition" started. For the present moment, the bidding sector of wholesale market of electricity (capacity) is applying only to the European part of RF and Ural.

29 wholesale consumes –resellers of electricity work on the territory of the Kuzbass. The volume of sale of electricity to he wholesale resellers was 15,9% I the year 2003. Thus, the wholesale resellers make a significant share in the JSC "Kuzbassenergo" supplying activity.

From the point of view of the existing situation all attempts made by JSC "Kuzbassenergo" to negotiate with Kemerovo regional Administration an establishment of a joint regional electricity company of the Kuzbass did not give any concrete results. Uncontrolled appearance of the individual energy supplying companies arose from resellers having a network infrastructure for monopolistic access to a range of consumers assists in ineffective tariffing for the transport and energy distribution.

Thus, in December 2003 a regional energy company JSC "Kuzbass energosetevaya company" (Kuzbass electrical supply network company) was created, consolidated 12 enterprises of the urban networks. Major activity of this company is energy transfer and supply through the public networks.

Ltd. "North-Kuzbass energy company" was established in Kemerovo, who rented municipal public electricity networks of such cities as Kemerovo and Berezovsky. The Company plans to rent also public heat networks of these two cities in the year 2004.

Along with this, coal enterprises are interested in creation of own generation. JSC 'Kuzbass fuel company" built a mini TETS of a capacity equal to 8Mwt on the base of the existing boiler-house in the city Anzhero-Soudzhensk, one part of energy output will be met the needs of the city economy, and the second part will be sold. Construction of the Anzherskaya TETS is a pilot project after which termination the similar TETSs in Leninsk-Kuznetsky and Berezovsky are going to be built. The designing of this objects started already.

Management body of JSC "Kuzbassenergo" spend the active consulting with the management of regional and city Administrations over the questions of reforming of the Company to reduce the regional risks. The project negotiation with a regional administrations is regulated by the Provision of Kemerovo regional Administration No. 54 dd. 26.04.02 "On reforming of JSC "Kuzbassenergo" and No. 49 dd. 28.03.03 "On the project of reforming of JSC "Kuzbassenergo" and on the social protection of the personnel working n the energy system of Kemerovo region" where the coordination of the project is caused by some requirements from the direction of the regional powers to the management body of the Company.

The Company has a risk that The Regional Energy Committee (REC) will fix the tariffs for Kemerovo region, that don't cover production costs and material losses due to reducing of income's volume. Meanwhile, maintenance of the determined load conditions together with technical limits may lead to the accelerated amortization of equipment, fuel surcharge and reduction of a stable work of generating capacity.

We can consider among the risks of financial and economic activity, the risks related to the possible changes of a cost for raw material, fuel, services that can affect negatively to the net value of production and services of the Company.

The risks under reorganization of the Company shall be the risks that shareholders who had voted against reorganization or had not took part in voting, can demand redemption of all or of part of stock of JSC "Kuzbassenergo" belonging to them and the risks of possibility to lost to 10% of the net assets value as a result of meeting the shareholder's claims for stock redemption due to reorganization of companies in form of segregation. (art. 75, 76 of FL "About joint stock companies").

If the shareholders, holding 7% of the authorized capital of the Company, will demand at the market price by the end of the year, this amount will be near 20% of the net assets by the same date.

Quantity of value of net assets for the 31st of December 2004, million roub.	Number of stocks that may be presented for redemption (pieces and % from AC)		Approximate market cost of stocks of AO-energo, in roub.		Volume of assets necessary to stock redemption	
	Common stocks	Preferred stocks	Common stocks	Preferred stocks	Million roub.	% from net assets
24766	42431466 pieces.. 7%	-	19.11,045 (0.3 USD x 29.4545 (RTS [1))] for 1 pieces.	-	468,64	1,89%

[1] –data for the 31.12.03.

There financial risks related with demand from the outside of creditors of the Company, having received written notification concerning accepted decision on reorganization also demands concerning offset of debt before time, performance of obligations and compensation of losses due to reorganization in the form of segregation. (par. 6, art. 15 of FL "About joint stock companies".
As initiators can be creditors possessed long-term restructuring debts: i.e. RAO "UES of Russia", Ministry on taxation, Off-budget funds. Approximate amount of the commercial restructuring debt subject to be demand is RUR 3 014,4 million.

PARAGRAPH III.
CORPORATE GOVERNANCE.
3.1. PRINCIPLES. DOCUMENTS.

Corporate governance of JSC "Kuzbassenergo" is a system of relations between shareholders and members of the Board of Directors, Management body and other interested persons , i.e stockholders (persons who are interested in the Company's activity, i.e. employers of JSC "Kuzbassenergo", its affiliates, shareholders of affiliates, suppliers and consumers; creditors; Kemerovo regional governmental authorities).

The Company follows the next principles in its activity are:
- assurance shareholders a real opportunity to exercise their rights to holding of the Company's stock;
- equal attitude to shareholders holding equal number of stocks of the same type (category);
- strategic governance the Company's activity by the Board of Directors and control on the part of the Board of Directors over the governance bodies of the Company and accountability on the part of executive bodies to the Board of Directors and shareholders.
- timely disclosure of full information on the Company, including the company's financial and economic activity, property structure and governance aimed to ensure an opportunity to approve reasoned decision by shareholders of the Company and by investors;
- accounting of legal rights of interested parties, encouragement of active co-operation of the company with interested parties aimed to increase assets of the Company, stock's cost and other securities belong to the Company, create new workplaces;
- control over financial and economic activity aimed to protect rights and legal interests of shareholders.

The supreme management body the Company is the general meeting of shareholders.

The Board of Directors of the Company carried out the day-to-day activity's management, except some questions subject to the competence of General meeting of shareholders provided by the Charter of the Company.

Day-to-day activity of the Company shall be governed by General Director who is the Sole executive body and by the Management Board of the Company who is collegial executive body.

Relations between the Company and shareholders are guided by legislation of Russian Federation, and Civil Code RF, Federal Law "About Joint Stock Companies", Corporate Governance Code of JSC RAO "UES of Russia".

Shareholders of the Company have collect of rights concerning Joint Stock Company, that compliance and protection should be exercised by the Board of Directors and the Management Board of the Company.

Protection of the shareholder's right of property to the Company's stocks proves that the right property's registration, as keeping and holding of a register of owners of the Company's registered certificates is carried out by an independent registrator, i.e. JSC "Central Moscow Depositary" having all essential technology and control systems, also perfect reputation at security market.

To ensure maximum convenient rewriting procedure that shareholders could rewrite their rights of property to the stocks, the Company has conclude an agreement on transfer-agent relations between Issuer (JSC "Kuzbassenergo") as a transfer-agent and Registrator (JSC "Central Moscow Depository").

JSC "Kuzbassenergo" to ensure the shareholder's rights appears as an interested person at the suits of shareholders related to law violation by the prior Registrator of the Company, i.e. JSC "Specialized Registrator "Primula".

The Company to ensure the shareholder's rights to a regular and timely informing about the Company's activity fulfils fixed by legislation of RF requirements on information's disclosure. Major types of information to be disclosure and cases when this information should be disclosed or submitted to investors of shareholders fixed by Provisions of Federal Laws "About the Joint Stock Companies", "On the Securities Market" and the regulatory acts of the Federal Securities Commission.

Types of disclosed information:

1. Annual report of the Company;
2. Accounting balance-sheet;
3. Profits and losses;
4. additional information about the Company (cost ratio between net assets and authorized capital; shareholders number; special registrator's information);
5. Information about stock floatation by the way of public/ private subscription;
6. List of affiliated persons;
7. Prospectus of paper issue;
8. Quarterly report of issuer of issue papers;
9. Reports on essential facts concerned financial and economic activity of issuer and other information.

The Board of directors on basis of monitoring of inquiries of investors improves a structure of disclosed information and procedures of its disclosure.

Information is published in the regional newspaper "Kuzbass", newspaper "Economy and life", "Russian Newspaper ", magazine "Appendix to the Vestnik of Federal Securities Commission", and placed on official Internet web-site of the Company , also in news on web-sites of News agency AK&M and Interfax.

The company submits to shareholders annual report. Information to be disclose defined by the Board of Directors of the Company.

The Company calls an independent auditor for annually check out and annual financial report confirmation.

The Company keeps the Corporate Governance Code ratified at the meeting of RF Government on the 28th of November 2001 (record No 49) and recommended for use by the order of Federal Securities Board of Russia on the 4th of April 2002 №421/p "About recommendation for use of the Corporate Governance Code" in the volume according the Appendix No.2.

The Company also keeps Regulations of leave for negotiation and leave out negotiation of securities and financial instruments fixed by trade organizers in accordance with Method recommendations on fulfillment by organizers selling at the equity market the control over the keeping by stock companies regulations of the Corporate Governance Code (approved by the order of Federal Securities Board of Russia on the 18th of June 2003 № 03-1169/p) in part of information disclosure about the Company.

The first deputy governor of Kemerovo region Mr. Mazikin Valentine Petrovich as an independent director enters to the Board of Directors of JSC "Kuzbassenergo" .

In 2004 it's planning to elaborate and approve Regulation on informational policy, Corporate Governance Code of the Kuzbass joint stock company of energy and electrification aimed to improve the quality of the corporate governance.

It's planning to put amendments and modifications to the Charter to approval by the general meeting f shareholders of JSC "Kuzbassenergo" aimed to improve the corporate governance quality in accordance with the provisions of the Corporate Governance Code over the results of the year 2003.

3.2. Information on the members of the management body and supervision body of the company.

3.2.1. The Board of Directors.

The Board f Directors elected by the decision approved at the General meeting of shareholders of JSC "Kuzbassenergo" dd.02.06.2003.

The Board of Directors of JSC "Kuzbassenergo":
Abyzov Mikhail Anatolievich- Chairman of the Board of directors
Date of birth: 1972



Experience for the last 5 years:
Period: 1998 - 1999.
Institution: RAO "UES of Russia"
Post: Chief of the Department for investment policy and business projects, member of the management Board.
Period: 1999 - 1999.
Institution: RAO "UES of Russia"
Post: acting as deputy Chairmen of the Management Body.
Period: 1999 – present time
Institution: RAO "UES of Russia"
Post: Deputy Chairmen of the Management Body.
Share in the authorized capital of the Company: no
Date of first election to the Board of Directors: 28.10.2000.

2. **Vagner Andrey Alexandrovich – member of the Board of Directors**



Date of birth: 1957.
Experience for the last 5 years
Period: 1998 - 2000.
Institution: JSC "Kuzbassenergo".
Post: First deputy general director
Period: 2000 - по present time
Institution: RAO "UES of Russia"

Post: Chief of the Department on electric plants
Share in the authorized capital of the Issuer: 0,027 %.
Date of first election to the Board of Directors: 28.10.2000

3. Mazikin Valentine Petrovich - member of the Board of Directors



Date of birth: 1945.
Experience for the last 5 years

Period : 1997 - 1998.
Institution: Joint stock company "Coal company "Leninskugol"
Post: General director
Period: 1998 - 1998.
Institution: Kemerovo regional administration
Post: Deputy Governor on Coal industry
Period: 1998 - 2001.
Institution: Kemerovo regional administration
Post: First Deputy Governor of Kemerovo region for fuel and energy complex
Period: 2001 – present time.
Institution: Kemerovo regional administration
Post: First Deputy Governor of Kemerovo region
Share in the authorized capital of the Company: no
Date of first election to the Board of Directors: 28.10.2000.

4. Malofeev Konstantine Valerievich –member of the Board of Directors



Date of birth: 1974.
Experience for the last 5 years :
Period: 2000-2001.
Institution: CJSC (ZAO) "Regent European Securities Ltd."
Period: 2001-2001.
Institution : ZAO "Centre Invest MK"
Post: chief consultant
Period: 2001-2002.
Institution: ZAO "Holding Company INTERROS"
Post: Chief of the investments management
Period: 2002-present time
Institution: JSC AKB "MDM Bank"
Post : Head of corporate finance department
Share in the authorized capital of the Company: no
Date of first election to the Board of Directors: 02.06.2003 r.

5. Mikhailov Sergey Nickolaevich – member of the Board of Directors



Date of birth: 1959.
Experience for the last 5 years :
Period: 1997 - 1999.
Institution: AO Bank "Alemar"
Post: President
Period: 1999 - 2000.
Institution: JSC "Kuzbassenergo".
Post: external manager
Period: 2000 - 2000.
Institution: JSC "Kuzbassenergo".
Pos: acting as General Director
Period: 2000 – present time
Institution: JSC "Kuzbassenergo".
Pos: acting as General Director
Share in the authorized capital of the Company: no
Date of first election to the Board of Directors: 28.10.2000.

6. Kulakov Andrey Valentinovich – member of the Board of Directors



Date of birth: 1967.
Experience for the last 5 years :
Period: 1998 - 2000.
Institution: RAO "UES of Russia"
Post: Chief of Share capital Department
Period: 1998 - 1998.
Institution: RAO "UES of Russia"
Post: Chief of the capital management Department
Period: 2000 - 2003.
Institution: RAO "UES of Russia"
Post: Chairman of the Management body's Adviser
Periodд: 2003 – present time
Institution: Intergovernmental Committee on relationship between Russia and Kazakhstan.
Post: Plenipotentiary
Share in the authorized capital of the Company: no
Date of first election to the Board of Directors: 02.06.2003

7. Negomedzianov Alexander Alexandrovich – member of the Boar of Directors
Date of birth: 1952.
Experience for the last 5 years :
Period: 1998-1999.
Institution: RAO "UES of Russia".
Post: First Deputy Head of Department of energy supply and license fee
Period: 1998-2000.
Institution: JSC "Tulaenergo" ; JSC "Kolenergo"
Post: member of the Board of Directors
Period: 1999-2000.
Institution: RAO "UES of Russia".
Post: Acting as Head of Department for energy supply and license
Period: 2000-2002.
Institution: JSC "Omskenergo"; JSC "Vologdaenergo": JSC "Kubanenergo"
Post: member of the Boar of Directors.
Period: 2000-2001.
Institution: JSC "Vladimirenergo"
Post: member of the Board of Directors.
Period: 2000 – present time
Institution: RAO "UES of Russia".
Post: Head of Department for license fee.
Period: 2001-2002.
Institution: JSC "Vladimirenergo"
Post: Chairman of the Board of Directors
Period: 2001-2002.
Institution: SUEC
Post: member of the Board of Directors.
Period: 2002-2002.
Institution: JSC "Voronezhenergo"
Post: member of the Boar of Directors.
Share in the authorized capital of the Company: no
Date of first election to the Board of Directors: 21.06.2002

8. Ogorodnov Sergey Yurievich - member of the Boar of Directors



Date of birth: 1975.
Experience for the last 5 years:
Period: 1998-1999.
Institution: Ltd. "Drezdner Kleinwort Benson"
Post: Analyst
ПPeriod: 2000 - 2002.
Institution: JSC "Alfa-Bank"
Post: head manager vice-president of the Department for capital market and financial consulting of Corporate financing Administration.
Period: 2002 – present time
Institution: JSC AKB "MDM Bank"
Post: Deputy Head of Administration for investments production of the Investments Department, deputy head of Corporate financing Administration for the Investments-banking Department.
Share in the authorized capital of the Company: no
Date of first election to the Board of Directors: 02.06.2003

9. Platonov Vladimir Yurievich - member of the Boar of Directors
Date of birth: 1959.
Experience for the last 5 years:
Period: 1997 - 1998.
Institution: RF Government
Post: Assistant of the First Deputy Chairmen of the Government.
Period: 1998 – present time
Institution: RAO "UES of Russia".
Post: Deputy Chairman of the Management Board – Head of economic security and regime Department
Share in the authorized capital of the Company: no
Date of first election to the Board of Directors: 28.10.2000



10. Skuratov Dmitry Yurievich – member of the Board of Directors
Date of birth: 1976.
Experience for the last 5 years
Период:2001-2003.
Institution: The Company "Sputnik Investment limited"
Post: jurist
Period: 2003 - 2003.
Institution: JSC "Gazprom-Media"
Post: jurist
Period: 2003 – present time.
Institution: JSC AKB "MDM Bank"
Post: Senior expert of the Department for share capital market of the corporate finance Administration of the Investment-banking Department
Share in the authorized capital of the Company: no
Date of first election to the Board of Directors: 02.06.2003

11. Starchenko Alexander Grigorievich - member of the Board of Directors

Date of birth: 1968.
Experience for the last 5 years
Period: 1998-2002.
Institution: RAO "UES of Russia".
Post: Head of the Department for share capital Direction's market, Head of the Department for corporate transactions of the Department for the capital management, Deputy Head of the Department on capital management,
Head of the Department for capital management.
Period: 2002 - 2003.
Institution: Ltd. "Renesans Kapital"
Post: Financial consultant.
Period: 2003 – present time
Institution: JSC AKB "MDM Bank"
Post: Deputy Head of the corporate finance Administration of the Investment-banking Department
Share in the authorized capital of the Company: no
Date of first election to the Board of Directors: 02.06.2003
Share in the authorized capital of the Issuer: no



In accordance with Regulations on payment of compensation and remuneration to the members of the Board of Directors of JSC "Kuzbassenergo" approved by the general meeting of shareholders of JSC "Kuzbassenergo", (protocol No. 11 dd. 02.06.2003), remuneration to the members of the Board of Directors in the year 2003 was paid for participation at the meeting of the Board of Directors in sum of RUR 723 112 (seven hundred twenty three thousand one hundred twelve), and for travel expenses was paid as compensation in sum of RUR 38 864 (thirty eight thousand eight hundred sixty four). Besides the salary to the member of the Board of Directors as a general director of JSC "Kuzbassenergo", i.e. Mr. Mikhailov Sergey Nickolaevich was paid in sum of RUR 3 472 76 (three million four hundred seventy two thousand seventy six).

3.2.2. Committees created by the Board of Directors .

Nowadays since the 05th of February 2003 the reform Committee of the oard of Directors of JSC "Kuzbassenergo".

According to resolution of the Board of Directors Reform Committee of the Board of Directors of JSC "Kuzbassenergo" was established the 5th of February 2003, protocol No.7/8.

During the reporting period the Reform Committee assembled twice. Major tasks of the Committee are analysis of proposals and recommendations on the Company reforming, proposed by shareholders, by the Management Board, by the executive body of the Company, and by the Kemerovo Regional Administration .

The Committee is comprised of 7 representatives; including two representatives of RAO "UES of Russia" namely Mr. Kulakov Andrey Valentinovich and Mr. Neveiko Alexander Anatolievich who participate in the restructuring process; two representatives of the Management Board of JSC "Kuzbassenergo" , namely Mr. Erofeev Alexander Kuprianovich and Mr. Skorokhodov Dmitry Viktorovich; one representative of government , namely Mr. Gomanov Valery Konstantinovich ; two representatives of the ex-portfolio investors (Renesans Kapital) namely Mr. Savin Alexander Anatolievich and Mr . Tazin Sergey Afanasievich.

Major tasks of the Committee are the following:

- preparation of the conclusions on the proposals and recommendations analysis over the questions of the Company reforming proposed by shareholders, by the Management Board, by the executive body of the Company, and by the Kemerovo Regional Administration for the Board of Directors of the Company;
- coordinating and analysis of activity on the Reforming Project preparation;
- Participation in he coordination process of the Reforming Project of the Company with all interested parties including major shareholders, creditors of the Company, Kemerovo regional Administration, also with large consumers and suppliers.

3.2.3. Revision Committee.

The body of Revision Committee of JSC "Kuzbassenergo" (decision about election was approved the 02nd of June 2003 by annual general meeting of shareholders) is the follows:

1. **Sidorov Sergey Borisovich – Chairmant of Revision Committee of JSc "Kuzbassenergo",** Head of the Department for financial auditing of RAO "UES of Russia";
2. **Bourmistrova Ekaterina Vladimirovna – member of the Revision committee**, adviser on the activity of revision committees of the Representative office of RAO "UES of Russia" on joint stock companies management in the Siberian part of Russia "Sibirenergo"
3. **Glagoleva Anna Anatolievna – member of the Revision Committee,** adviser on the activity of revision committees of the Representative office of RAO "UES of Russia" on joint stock companies management in the Siberian part of Russia "Sibirenergo";
4. **Sanzharevsky Vsevolod Vsevolodovich – member of the Revision Committee,** Head of Department on control and analysis of JSC "Kuzbassenergo";
5. **Morozov Mikhail Afanasievich – member of the Revision Committee,** Head of the Department on financial auditing of RAO 'UES of Russia".

Remuneration and compensation to the members of Revision Committee are paid in accordance with Regulation in force on payments of remuneration and compensation to the members of Revision Committee of the Company, approved by annual general meeting of shareholders of the Company (dd. 21.06.2002., protocol No.10).
Total sum of remuneration in RUR was 244 536 (two hundred forty four thousand five hundred thirty six) thousand was paid to the members of Revision Committee in the year 2003 for their participation in the checking-out (revision) of financial and economic activity of the Company, together the compensation for travel expenses in sum of RUR 55 94 (fifty five thousand nine hundred forty six) was paid.

3.2.4. General director

Mikhailov Sergey Nickolaevich is a General director of JSC "Kuzbassenergo"



3.2.5. Management Board.
The body of the Management Board of JSC "Kuzbassenergo" is composed of:
Mikhailov Sergey Nickolaevich – Chairman of the Management Board of the Company .

1. Grebennikov Alexey Antonovih – member of the Management Board of the Company.

Experience for the last 5 years:



Period: 1997 - 1998.
Institution: Kemerovo Regional Administration
Post: Chief of the Main Department of the industry
Period: 1998 - 1998.
Institution: JSC "Kuzbassenergo"
Post: Temporary manager
Period: 1998 – present time
Institution: JSC "Kuzbassenergo"
Post: First Deputy General Director
Share in the authorized capital of the Company: no

3. Ivanov Boris Ivanovich member of the Management Board of the Company
Experience for the last 5 years:



Period: 1998 - 1998.
Institution: JSC "Kuzbassenergo"
Post: Commercial Director
Period: 1998 - 1999.
Institution: JSC "Kuzbassenergo ".
Post: Director on fuel supply and logistics.
Period: 1999 – present time
Institution: JSC "Kuzbassenergo"
Post: Deputy General Director for fuel supply.
Share in the authorized capital of the Company: no

4. Erofeev Alexander Kuprianovich – member of the Management Board of the Company
Experience for the last 5 years:
Period: 1998 - 1999.
Institution: Realization fund of Federal Program of social and economic development of Buriatia Republic
Post: Head of Department for potential investors work
Period: 1999 - 2000.
Institution: JSC 'Selenga" (washing-machine plant)



Post: president

Period: 2000 - 2000.
Institution: JSC "Kuzbassenergo"
Post: assistant of general director for accounts receivable
Period: 2000 - 2001.
Institution: JSC "Kuzbassenergo"
Post: Deputy General Director for accounts receivable - Head of the marketing and investment planning department
Period: 2001 - 2002.
Institution: JSC "Kuzbassenergo"
Post: Deputy General Director for accounts receivable and restructuring
Period: 2002 – present time
Institution: JSC "Kuzbassenergo"
Post: Deputy General Director for corporate governance.
Share in the authorized capital of the Company: no

5. Blagodyr Ivan Valentinovich – member of the Management Board of the Company



Experience for the last 5 years:
Period:1998 - 2001.
Institution: JSC "Krasnoyarskaya GRES-2"
Post: Deputy General Director on finance.
Period: 2001 - 2001.
Institution: JSC "Kuzbassenergo"
Post: acting as Deputy General Director for finance and economics.
Period: 2001 - 2002.
Institution: JSC "Kuzbassenergo"
Post: Deputy General Director for finance and economics.
Период: 2002 - по настоящее время.
Institution: JSC "Kuzbassenergo"
Post: First Deputy General Director for finance and production assurance
Share in the authorized capital of the Company: no

6. Nesvetailov Vasily Fedorovich - member of the Management Board of the Company



Experience for the last 5 years:
Period: 1995 - 2000.
Institution: JSC "Kuzbasselectromontazh"
Post: General Director
Period: 2000 - 2000.
Institution: JSC "Prokopievskenergo"
Post: acting as General Director
Period: 2000 – present time
Institution: JSC "Kuzbassenergo"
Post: Deputy General Director for marketing – director of the affiliate "Energosbyt".

Over the results of the year 2003, remuneration to the members of the Management Board of the Company (except General director) was in RUR 9 469 553 million (nine million four hundred sixty nine thousand five hundred fifty three) , including

- salary – RUR 8 673 081 (eight million six hundred seventy three eighty one) million;
- and compensation for participation in the meeting was in RUR 337 846 (three hundred thirty seven thousand eight hundred forty six) thousand ;
- Other estate payments was in RUR 458 846 (four hundred fifty eight thousand eight hundred forty six) thousand.

3.3. Long-term financial investments (under the code)

Long-term financial investment by the 31st of December 203 were in RUR 226, 9 million.

Major changes:

- by the 31.12.202 financial investment were RUR 8,5 million, by the 0.0.2003 due to changes of the JSC "Kubassenergo" share in the authorized capital of Ltd. " Vekselny Center Kuzbassenergo" in the body of consolidated accounting report was included Ltd. "Vekselny Center Kuzbassenergo" (100%).
- The JSC "Kuzbasshydroenergostroy" (10%) was excluded from the consolidated report . Bankruptcy procedure was applied regarding to the affiliate company JSC "Kuzbasshydroenergostroy" by resolution of the Court of Arbitration of Kemerovo region, that removed JC "Kuzbassenergo" from adoption of the management decision over the questions of the JSC "Kuzbasshydroenergostroy" activity. Besides, in accordance with paragraph 1.6. of the Order of the Financial Ministry of RF , dd. 30.12.1996 No.112, an accounting of the affiliate company may not be included into the consolidated report of the Head company, if the accounting of the affiliate company contradicts the expediency requirements. Basis for non-inclusion was confirmed by the independent auditor "BDO Yunikon RUF".
- By analogy, such affiliates company of JSC "Kuzbassenergo" as JSC "Andreevskoye" (100%), JSC "Sbytenergo" (60%) being at the stage of competitive production were not included into the consolidated accounting report.

№№	affiliate	Share in the authorized capital	location	activity
1.	JSC "Andreevskoye"	100 %	Kemerovo region, Kemerovo, Russia	Subsidiary economy
2.	JSC "Kuzbasshydroenergostroy"	100 %	No.17, Kuznetsky prospect, Kemerovo, Russia	Capital construction

3.	Ltd. "Sbytenergo"	100 %	No.14, Severnaya str., Metallploshadka, Kemerovo region, Russia	Energy supply to the final consumers
4.	JSC "Prokopievskenergo"	60 %	No.14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia	Energy supply to the final consumers
5.	Ltd. "Supervolokno"	60 %	UN-1612/29, Stroygorodok, Kemerovo, Russia	Lagging production
6.	Ltd. "Vekselny Centre Kuzbassenergo" (Bill Center of Kuzbassenergo")	100 %	No.30, Kuznetsky prospect, Kemerovo, Russia	Bill payments
7.	JSC "Investment-industrial institution "Vodokanal"	74,5 %	No. 3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia	Public services

JSC "Kuzbassenergo" holds the ordinary stocks of affiliate company. There are no dependent companies.

3.4. Information of substantial facts (in accordance with classification of FKCB).

Information on substantial fact is attached in the Appendix 1 " **The Chronicle of Contracts signed by the Company during the year 2003" .**

The authorized capital of the company is composed of the net value of the Company's stocks acquired by shareholders (distribute stocks).

The authorized capital of the Company is amounted RUR 606 163 800 (six hundred six million and one hundred sixty three thousand and eight hundred) common nominal non-documented shares of equal nominal value of RUR 1 (one) each in were floated by the Company to the amount of 606 163 800 (six hundred six million and one hundred sixty three thousand and eight hundred). In accordance with the Order of the Federal Commission of Russia for Securities Market of June 24, 2005 #03-1210/r consolidation of additional issue of emissive securities of Kuzbass joint stock company of power engineering and electrification was carried out, as the result of consolidation:

The following registration numbers given to the issues of common nominal non-documented shares of Kuzbass joint stock company of power engineering and electrification were cancelled:

№ 39-1p-00734 of 25.07.1994;

№ 39-1-00970 of 23.11.1995.

State registration number 1-01-00064-A of June 24 2003 was given to the indicated issues of common nominal non-documented shares of Kuzbass joint stock company of power engineering and electrification.

Below mentioned are changes to the list of shareholders owning not less than 5 per cent of shares of the Company in 2003.

№	Name of shareholder	Share in authorized capital stock of the company (%) as of:	
		31.12.2002	31.12.2003
1.	JSC "Depository and Clearing Company" (nominal holder)	1,89	41,79
2.	"Central Moscow Depositary" (nominal holder) Ltd.	49,00 *	49,00 *
3.	JSC "ING Bank (Eurasia)" (nominal holder)	35,79	3,41

* Owner – JSC RAO "UES of Russia".

Structure of share capital of JSC "Kuzbassenergo"

Name of owner of securities	Share in authorized capital stock of the Company (%) as of:	
	31.12.2002	31.12.2003
- JSC RAO "UES of Russia"	49,00	49,00
- Physical entities	6,48	4,52
- Legal entities	2,40	0,52
- Nominal holders	42,12	45,96
- Federal property	-	-
- Property of Subject of the Russian Federation	-	-
TOTAL:	100,00	100,00


Structure of share capital of JSC "Kuzbassenergo"
as of 31.12.2002
0
42,12
49
2,4
6,48
JSC RAO "UES of Russia"
Physical entities
Legal entities
Nominal holders
Federal property
Property of Subject of the Russian Federation

Structure of capital stock of JSC "Kuzbassenergo" as of 31.12.2003


0%
46%
48%
1%
5%
JSC RAO "UES of Russia"
Physical entities
Legal entities
Nominal holders
Federal property
Property of Subject of the Russian Federation

Information about the market of shares of JSC "Kuzbassenergo"

(code of share in PTC KZBE)

Period	Asked quotation (closing), USD (on the last working day)	Bid quotation (closing), USD (on the last working day)	Bidding volume, USD	Bidding volume, amount of stalks	Number of bargains	Price of the last bargain, USD
January	0,22000	0,24000	159238	744218	10	0,23000
February	0,18500	0,21000	191175	900000	9	0,20000
March	0,20300	0,21500	258520	1220000	12	0,20750
April	0,23000	0,24750	3680	16000	1	0,23000
May	0,31000	0,35000	111345	349881	4	0,32500
June	0,31500	0,35000	64359	192600	4	0,33000
July	0,33800	0,36000	There were no bargains during the period			
August	0,34500	0,36000	There were no bargains during the period			
September	0,45000	0,60000	55932	138840	4	0,55000
October	0,40000	0,57000	There were no bargains during the period			
November	0,44000	0,57000	There were no bargains during the period			
December	0,48000	0,53000	2500	5000	1	0,50000

Information about the investments of JSC "Kuzbassenergo" in other organizations

Name of organization	Main activity category	Sums of investments, RUR thousand	Share in authorized capital stock %, as of 31.12.2003
"Yugo-Zapad" Ltd.	Construction	4 ,4	7,69
JSC IC "Primula"	Investments	10	0,25
JSC AKB "Kuzbassugolbank"	Banking	588,9	0,17
JSC "Bagran"	Production of heat insulation	3,5	7,14
Journal "Fuel and energy complex and resources of Kuzbass" Ltd.	Editing and publishing	50	6,70

The Chronicle of Contracts signed by the Company during the year 2003.

During the accounting year JSC "Kuzbassenergo" didn't sign contracts that may be considered as large-scale contracts due to the Federal Law "On Joint Stock Companies".

Here is the information of the contracts for the year 2003, the contracts are considered being important due to the Federal Law "On Joint Stock Companies".

"The contracts that are considered being important":
The Date of the fact (event, action): **June 22, 2003**
The Code of the fact (event, action): **1800064A22072003**

The Board of Directors of JSC "Kuzbassenegro" on July 1, 2003 made a decision: to endorse the Lease Contract of the immovable property between the Lessee JSC "SO-CDU of UES" and the Lessor JSC "Kuzbassenergo"; the Contract is considered being important.

The Lease Contract of the immovable property was signed on July 22, 2003.

The Lessor – JSC "Kuzbassenergo" (30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia);

The Lessee – JSC "System Operator – Central Dispatching Unit European of Unified Energy System" – "Kuzbass RDU" (30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia).

The subject of the Lease Contract: the Lessor provides it (the immovable property) for temporary usage and the Lessee is allowed to use it for a fee. It is:

- Non-living buildings located at: build. A, 28 Kuznetsky prospect, Kemerovo, Russia (usable area 504.6 sq.m.); build. A, 30 Kuznetsky prospect, Kemerovo, Russia (usable area 176.5 sq.m.);
- Industrial building located at: build. A, 1 Octyabrskaya Street, township Plotnikovo, Promyshlennovskiy Area, Russia (total area 595.9 sq.m.); it has different facilities;
- Ground area with the square of 7,000 sq.m. Octyabrskaya Street, township Plotnikovo, Promyshlennovskiy Area;

They belong to the Lessor, due to a property right, in order to organize operative-supervisory control on the territory of the Kemerovo Region.

The amount of the Lease Payment comprises 101,000 (one hundred and one thousand) rubles per month on the basis of the account (of the market value of a lease payment) of an independent valuator JSC "Distan".

"The contracts that are considered being important":
The Date of the fact (event, action): **June 22, 2003**
The Code of the fact (event, action): **1800064A22072003**

The Board of Directors of JSC "Kuzbassenegro" on July 1, 2003 made a decision: to endorse the Lease Contract of the movable property between the Lessee JSC "SO-CDU of UES" and the Lessor JSC "Kuzbassenergo"; the Contract is considered being important.

The Lease Contract of the movable property was signed on July 22, 2003.

The Lessor – JSC "Kuzbassenergo" (30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia);

The Lessee – JSC "System Operator – Central Dispatching Unit European of Unified Energy System" – "Kuzbass RDU" (30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia).

The subject of the Lease Contract: the Lessor provides it (the movable property) for temporary usage and the Lessee is allowed to use it for a fee in order to organize operative-supervisory control on the territory of the Kemerovo Region.

The amount of the Lease Payment comprises 218,000 (two hundred and eighteen thousand) rubles per month on the basis of the account (of the market value of a lease payment) of an independent valuator JSC "Distan".

"The contracts that are considered being important":
The Date of the fact (event, action): **June 22, 2003**
The Code of the fact (event, action): **1800064A22072003**

The Board of Directors of JSC "Kuzbassenegro" on July 1, 2003 made a decision: to endorse the contract of the services of the operative-supervisory control between a branch of JSC "SO-CDU of UES" – "Kuzbass RDU and JSC "Kuzbassenergo"; the Contract is considered being important.

The Contract was signed on July 22, 2003.

The Customer – JSC "Kuzbassenergo" (30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia);

The Contractor – JSC "System Operator – Central Dispatching Unit European of Unified Energy System" – "Kuzbass RDU" (30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia).

The subject of the Contract: The Contractor provider the Customer the Services with the operative-supervisory control of a technological process of manufacturing, transferring and distributing of the electric energy and power taking into account the requirements of system's reliability and economic optimization of the regimes within the bounds of the control area of RDU.

The amount of the Payment comprises 2,800,000 (two million and eight hundred thousand) rubles per month.

On May 15, 2003 JSC "Kuzbassenegro" and JSC "Leader Insurance Company" signed an insurance contract for insurance bodies corporate No. 14-16303/09-18, which is an important insurance contract due to the Federal Law "On Joint Stock Companies". The Contract was signed on the basis of the decision of the Board of Directors of JSC "Kuzbassenegro" of December 19, 2001 (minutes No. 6/7).

The Insured: **JSC "Kuzbassenegro".**
The Insurer: **JSC "Leader Insurance Company".**

The subject of the Contract:

Under the present Contract the Insurer is to reimburse the Insured, for a fee mentioned in the Contract (the insurance premium), in case of an event (an insured accident), the damages that are because of this accident – actual damages – in an insured property (to pay the insurance compensation) within the limits endorsed by the present Contract (insurance money).

Due to the present Contract the property which is on balance of the branches and departments of the Insured is insured. The property is given in Annex No. 1:

- Group A: buildings, constructions and communications;
- Group B: electric mains;
- Group C: energy power mechanisms and equipment;
- Group D: other equipment

Insurance risks and insured accidents:

Property/objects are considered being insured in case of destruction or injury when such accidents happen as:

- Fires (in accordance with par. 4.1.1 of the Reguations);
- Lightning strokes (in accordance with par. 4.1.2 of the Reguations);
- The falling on the insured property different objects including piloted apparatus or its parts (according to par. 4.1.3 of the Regulations);
- Natural disasters (according to par. 4.1.5 of the Regulations, additional condition 1);
- Intentional purposes of other persons that tend to injure or to destroy the insured property (according to par. 4.1.8 of the Regulations);

- A house-breaking, robbery, burglary (according to par. 4.1.7of the Regulations, additional condition 4);
- Explosions of steam-boilers, gasholders, gas pipelines, vessels that work under pressure and other similar apparatus as well as explosions of explosives and gas that is used for industrial purposes (according to par. 4.1.4 of the Regulations, additional condition 2);
- An accident in water work facilities, heating systems, sewage systems or automatic fire fighting (according to par. 4.1.4 of the Regulations, additional condition 2);
- Vehicle accidents that do not belong to the Insurer (according to par. 4.1.10 of the Regulations);

Property is also insured in case of its destruction (loss) or injury as a result of apparatus and equipment failure that happened due to (according to additional condition 6 of the Regulations):

- Defects of insured apparatus, mechanisms and equipment;
- Not proper maintenance, carelessness of employees of the Insured;
- Errors in objects, defects in material, mouldings, manufacturing and assembling;
- The influence of short circuits, voltage or current rise, current overload, voltage drop;
- The breakage or malfunction additional devices, protective devices, adjusting devices;
- Overload, overheating, vibration, jam, chocking the mechanisms by different objects, ruptures due to the influence of centrifugal forces;
- Wind, cold, drifting of ice are not considered being natural disasters;
- Hydraulic shock, lack of liquid in boilers or apparatus, that operate with the help of steam and liquid;
- Ruptures of line, chains, the falling of insured cars, their blows to other objects;
- Lightning strokes that caused injury of electric or electronic part of the mechanisms but didn't cause a fire;

Property/objects are considered being insured in case of destruction or injury when such accidents happen as:

- Fires (in accordance with par. 4.1.1 of the Reguations);
- Lightning strokes (in accordance with par. 4.1.2 of the Reguations);
- The falling on the insured property different objects including piloted apparatus or its parts (according to par. 4.1.3 of the Regulations);
- Natural disasters (according to par. 4.1.5 of the Regulations, additional condition 1);
- Intentional purposes of other persons that tend to injure or to destroy the insured property (according to par. 4.1.8 of the Regulations);
- A house-breaking, robbery, burglary (according to par. 4.1.7of the Regulations, additional condition 4);
- Vehicle accidents that do not belong to the Insurer (according to par. 4.1.10 of the Regulations);
- The accidents are considered being insured accidents if they happened due to (according to annexes to par. 4.3 of the Regulations);
- The carrying out of fire, welding explosion, construction, assembly, digging works that are not connected with the exploitation or carrying out general, minor and major repairs of the insured property, and of which the Insurer wasn't informed and which he couldn't endorse in a written form;
- There are different defects and shortages in the insured property of which the Insured knew but didn't notify the Insurer; and these defects caused the insured accident;
- Different defects and shortages the Insurer was informed are such defects that were not liquidated within definite periods of time, but the effects that were mentioned in the documents and subscriptions of supervision bodies, commissions of the Insurer or other regulations;
- The acts of armed bandits and terrorists;

The insurance money:

The insurance money (maximum limit of the Insurer's liability) is the sum of money within which the Insurer is obliged to pay out the insurance compensation in case of an insured accident; this sum is endorsed by the Parties' agreement in the amount of the insured value and comprises 16,321,435,131 (sixteen milliard three hundred and twenty-one million four hundred and thirty-five thousand one hundred and thirty-one) rubles. The insurance sum is the limit of the insurance compensation that is paid by the Insurer in all insured accidents during the term of the Contract for all the objects that are insured.

The insurance premium:

The amount of the insurance premium – the fee for the insurance – comprises due to the present Contract 64,043,345 (sixty-four million forty-three thousand three hundred and forty five) rubles.

The term of the Contract:

The term of the Contract comes into force the next day after the Insurer's first deposit of money of the insurance premium according to par. 5.1.1 of the present Contract and is valid for 12 months.

The payment day of the insurance premium by the Insurer is the date when the money was charged off the Insurer's account.

The Insurance Contract has a pre-term expiry in accordance with the articles of the "Civil Code" of the Russian Federation.

Information on some other substantial facts:

"Changes in the list of authorities of the issuer":
The Date of the fact (event, action): **March 31, 2003**
The Code of the fact (event, action): **0100064A31032003**

The Board of Directors of JSC "Kuzbassenergo":

By the decision of the Board of Directors on March 31, 2003 there was a pre-term expiry of the authorities of a Member of the Board of Directors of the Company Petrochenko Vladimir Viktorovich the first deputy of the General Director of the Company due to the canceling of the labour contract with the Company. He hasn't any equity shares of JSC "Kuzbassenergo".

"The information about the closing of the issuer's register":
The Date of the fact (event, action): **April 16, 2003**
The Code of the fact (event, action): **1500064A16042003**

April 16, 2003 the Board of Directors of JSC "Kuzbassenergo" made a decision to hold the Annual General Shareholders' Meeting and a date of making a list of authorities, who have a right to be present at the Annual General Shareholders' Meeting of the Company, was endorsed. The date is April 18, 2003.

"The decisions made by the Board of Directors":
The Date of the fact (event, action): **April 16, 2003**
The Code of the fact (event, action): **1300064A16042003**

The Meeting of the Board of Directors was held on April 16, 2003 (by questionnaires).
The questionnaire was sent to all Members of the Board of Directors of the Company.

Of the 11 Members of the Board of Directors 8 Members took part in the Meeting: Abyzov M.A., Vagner A.A., Mazikin V.P., Mihajlov S.N., Savin A.A., Tronber E.H., Uzgorov I.I., Shevtsov D.B.

There is a quorum for making decisions.

The Board of Directors made the following decisions:

The first (1) item on the agenda: "On the Annual General Shareholders' Meeting of the Company: of defining the form, date, place and time of the Annual General Shareholders' Meeting of the Company; of defining the time of registration of the individuals to be present at the Annual General Shareholders' Meeting of the Company".

The decision is as follows:

To hold the Annual General Shareholders' Meeting of the Company in the form of the joint presence.

- To endorse the date of the Annual General Shareholders' Meeting of the Company – June 2, 2003.
- To endorse the time of the Annual General Shareholders' Meeting of the Company – 1 p.m. (local time).
- To endorse the place of the Annual General Shareholders' Meeting of the Company – ."New-Kemerovo Heat Energy Plant", township Predzavodskoy, Kemerovo.
- To endorse the time of registration of the individuals to be present at the Annual General Shareholders' Meeting of the Company – 11.30 a.m.
- To endorse that the registration of the individuals to be present at the Annual General Shareholders' Meeting of the Company is carried out at the definite place.

The voting results: "FOR" – 8 voices. "AGAINST" – 0 voices. "ABSTAINED" – voices.
Decision is made.

The second (2) item on the agenda: "On the endorsement of the annual report of the Company for 2002".

The decision is as follows:

1. To endorse the annual report of the Company for 2002.
2. To present the annual report of the Company for the endorsement to the Annual General Shareholders' Meeting of the Company.

The voting results: "FOR" – 8 voices. "AGAINST" – 0 voices. "ABSTAINED" – voices.
Decision is made.

The third (3) item on the agenda: "On the endorsement of the annual accounting report of the Company for 2002".

The decision is as follows:

1. To endorse the annual accounting report of the Company for 2002.
2. To present the annual accounting report of the Company for the endorsement to the Annual General Shareholders' Meeting of the Company.

The voting results: "FOR" – 8 voices. "AGAINST" – 0 voices. "ABSTAINED" – voices.
Decision is made.

The fourth (4) item on the agenda: "On the recommendations on distribution of profits and losses of the Company for the fiscal year 2002".

The decision is as follows:

To recommend the Annual General Shareholders' Meeting of the Company to endorse the following distribution of profits and losses of the Company for the fiscal year 2002:

	(in thousand rubles)

Net profit (net loss) for the accounting period:		**(-) 531,606**
To distribute to:	**Emergency fund**	-
	Accumulation fund	-
	Dividends	-
	To pay last year damages	-

The voting results: "FOR" – 8 voices. "AGAINST" – 0 voices. "ABSTAINED" – voices.
Decision is made.

The sixth (6) item on the agenda: "On the recommendations on the amount and order of distribution of dividends for 2002".

The decision is as follows:

To recommend the Annual General Shareholders' Meeting of the Company not to endorse the distribution of dividends for equity shares for 2002

The voting results: "FOR" – 8 voices. "AGAINST" – 0 voices. "ABSTAINED" – voices.
Decision is made.

The seventh (7) item on the agenda: "On the approval of amendments and addenda to the Charter of the Company".

The decision is as follows:

To present the Annual General Shareholders' Meeting of the Company for the approval the amendments and addenda to the Charter of the Company

The voting results: "FOR" – 5 voices. "AGAINST" – 0 voices. "ABSTAINED" – 3 voices.
Decision is made.

The eighth (8) item on the agenda: "On the draft of Regulations with amendments and addenda on the Procedure for Preparing and Holding the General Shareholders' Meeting of the Company".

The decision is as follows:

To present the Annual General Shareholders' Meeting of the Company for the approval the amendments and addenda to the Regulations on the Procedure for Preparing and Holding the General Shareholders' Meeting of the Company.

The voting results: "FOR" – 5 voices. "AGAINST" – 0 voices. "ABSTAINED" – 3 voices.
Decision is made.

The ninth (9) item on the agenda: "On order of the remuneration and compensation of expenses to the members of the Board of Directors of the Company".

The decision is as follows:

To present the Annual General Shareholders' Meeting of the Company for the approval the amendments and addenda to the Regulations on remuneration and compensation of expenses to the members of the Board of Directors of the Company

The voting results: "FOR" – 8 voices. "AGAINST" – 0 voices. "ABSTAINED" – voices.
Decision is made.

The tenth (10) item on the agenda: "On defining items on the agenda on the Annual General Shareholders' Meeting of the Company".

The decision is as follows:

To endorse the following items on the agenda on the Annual General Shareholders' Meeting of the Company.

1. On the endorsement of the annual report for 2002; the annual accounting report including the profit-and-loss statement (profit-and-loss accounts) of the Company for 2002.

2. On the endorsement of distribution of profits and losses of the Company for the fiscal year 2002.
3. On the endorsement of the distribution (announcement) of dividends for 2002.
4. On the election of members of the Board of Directors of the Company.
5. On the election of members of the Audit Commission of the Company.
6. On the endorsement of the Company Auditor.
7. On the approval of amendments and addenda to the Charter of the Company.
8. On the approval of amendments and addenda to the Regulations on the Procedure for Preparing and Holding the General Shareholders' Meeting of the Company.
9. On the remuneration and compensation of expenses to the members of the Board of Directors of the Company.

   The voting results: "FOR" – 8 voices. "AGAINST" – 0 voices. "ABSTAINED" – voices.
   Decision is made.

The eleventh (11) item on the agenda: "On making a list of authorities, who have a right to be present at the Annual General Shareholders' Meeting of the Company".

The decision is as follows:

To endorse the date of making a list of authorities, who have a right to be present at the Annual General Shareholders' Meeting of the Company – April 18, 2003.

The voting results: "FOR" – 8 voices. "AGAINST" – 0 voices. "ABSTAINED" – voices.
Decision is made.

The twelfth (12) item on the agenda: "On the approval of candidates to the post of the Company Auditor".

The decision is as follows:

To include in the list the following candidates for voting on the question "On the approval of the Company Auditor":

JSC "BDO Unicon Ruf", Moscow. License No. E 000547 of June 25, 2002. The term is 5 years (the shareholder that promoted the candidate for approving by the Annual General Shareholders' Meeting of the Company is JSC RAO "EUS of Russia" that has more than 2% of the equity shares of the Company).

The voting results: "FOR" – 8 voices. "AGAINST" – 0 voices. "ABSTAINED" – voices.
Decision is made.

The thirteenth (13) item on the agenda: "On the endorsement of the information (materials) that are delivered the shareholders of the Company when preparing to hold the Annual General Shareholders' Meeting of the Company and on the endorsement of providing the shareholders to be acquainted with the information".

The decision is as follows:

1. To endorse that the information (materials) that is given to individuals who have a right to be present at the Annual General Shareholders' Meeting of the Company is as follows:
   - the annual accounting report including the Company Auditor report, the Audit Commission report as a result of the auditing of the annual accounting report;
   - the annual report of the Company;
   - the information of the candidates to the Board of Directors of the Company;
   - the information of the candidates to the Audit Commission of the Company;
   - the information of the candidate to the Company Auditor;
   - the information of either the presence or absence of a written consent of the candidates that were promoted to the Board of Directors of the Company, the Audit Commission of the Company;

- a draft of amendments and addenda to the Charter of the Company;
- a draft of Regulations with the amendments and addenda on the Procedure for Preparing and Holding the General Shareholders' Meeting of the Company;
- a draft of Regulations with the amendments and addenda on the remuneration and compensation of expenses to the members of the Board of Directors of the Company
- the recommendations of the Board of Directors of the Company of Regulations of the distribution of profits and losses of the Company for the fiscal year;
- the recommendations of the Board of Directors of the Company on the amount and order of distribution of dividends;
- the draft decisions of the General Shareholders' Meeting of the Company.

2. To endorse that the Shareholders of the Company may get acquainted with the information from May 12, 2003 to June 2, 2003 every day 8.00 a.m. – 5.20 p.m. at the following addresses:
   - JSC "Kuzbassenergo", office 302, 30 Kuznetsky prospect, GSP-2, Kemerovo, 650099, Russia ;
   - JSC "Central Moscow Depositary", 22 Olhovskaya Street, Moscow, 105066, Russia.

   The voting results: "FOR" – 8 voices. "AGAINST" – 0 voices. "ABSTAINED" – voices.
   Decision is made.

The fourteenth (14) item on the agenda: "On the endorsement of the date of sending paper ballots to the shareholders who have a right to be present at the Annual General Shareholders' Meeting of the Company; on the endorsement of the address where the filled voting ballots may be sent; on the endorsement the deadline of the filled in ballots for voting".

The decision is as follows:

1. To endorse that the voting papers must be mailed by a registered letter the shareholders, who have a right to be present at the Annual General Shareholders' Meeting of the Company, not later than May 12, 2003.
2. To endorse that besides the addresses provided by the contemporary law, the filled in voting papers may be mailed to the address of the Company's Registrator: JSC "Central Moscow Depositary", 22 Olhovskaya Street, Moscow, 105066, Russia.
3. To endorse that in case of getting a quorum and summing up only the voices which were written on the voting ballots delivered not later than May 30, 2003 are added to the results of the voting.
4. To charge the General Director with mailing the voting papers to the Company's shareholders about the Annual General Shareholders' Meeting of the Company.
   The voting results: "FOR" – 8 voices. "AGAINST" – 0 voices. "ABSTAINED" – voices.
   Decision is made.

The fifteenth (15) item on the agenda: "On the endorsement of the form and text of the voting ballots at the Annual General Shareholders' Meeting of the Company".

The decision is as follows:

To endorse the form and text of the voting ballots at the Annual General Shareholders' Meeting of the Company

The voting results: "FOR" – 8 voices. "AGAINST" – 0 voices. "ABSTAINED" – voices.
Decision is made.

The sixteenth (16) item on the agenda: "On the endorsement the order of notification of the shareholders of the Company about the holding of the Annual General Shareholders' Meeting of the Company".

The decision is as follows:

1. To endorse the form of the text of the message about the holding of the Annual General Shareholders' Meeting of the Company.
2. To notify by a registered letter (or to deliver on receipt) the shareholders who have a right to be present at the Annual General Shareholders' Meeting of the Company; as well as to publish an announcement of the holding of the Annual General Shareholders' Meeting of the Company in the newspapers "Rossiiskaya Gazeta" and "Kuzbass" not later than May 12, 2003.
3. To charge the General Director with notification of the Company's shareholders about the Annual General Shareholders' Meeting of the Company.
   The voting results: "FOR" – 8 voices. "AGAINST" – 0 voices. "ABSTAINED" – voices.
   Decision is made.

The seventeenth (17) item on the agenda: "On the election of a treasurer of the Annual General Shareholders' Meeting of the Company".

The decision is as follows:

To elect Golofast D.J. – the treasurer of the Board of Directors of the Company – as the treasurer of the Annual General Shareholders' Meeting of the Company

The voting results: "FOR" – 8 voices. "AGAINST" – 0 voices. "ABSTAINED" – voices.

Decision is made.

"The decisions of the General Meetings":

The Date of the fact (event, action): **June 17, 2003**

The Code of the fact (event, action): **1200064A17062003**

On June 2, 2003 at 1 p.m. (local time) the Annual General Shareholders' Meeting of the JSC "Kuzbassenergo" was held in the form of the joint presence of the shareholders at the following address:

"New-Kemerovo Heat Energy Plant", township Predzavodskoy, Kemerovo.

The total amount of voices of equity shares with the voting authority on the Meeting – 606,163,800.

The amount of voices of shareholders who took part in the Meeting – 522,883,689.

There is a quorum 86.2611 % at the beginning of the Meeting and it has a right to make all the decisions on the items on the agenda.

The items on the agenda of the meeting:

1. On the endorsement of the annual report for 2002; the annual accounting report including the profit-and-loss statement (profit-and-loss accounts) of the Company for 2002.
2. On the endorsement of distribution of profits and losses of the Company for the fiscal year 2002.
3. On the endorsement of the distribution (announcement) of dividends for 2002.
4. On the election of members of the Board of Directors of the Company.
5. On the election of members of the Audit Commission of the Company.
6. On the endorsement of the Company Auditor.
7. On the approval of amendments and addenda to the Charter of the Company.
8. On the approval of amendments and addenda to the Regulations on the Procedure for Preparing and Holding the General Shareholders' Meeting of the Company.
9. On the remuneration and compensation of expenses to the members of the Board of Directors of the Company.

According to the voting results on **the first (1) item** on the agenda "On the endorsement of the annual report for 2002; the annual accounting report including the profit-and-loss statement (profit-and-loss accounts) of the Company for 2002" the Annual General Shareholders' Meeting of JSC "Kuzbassenergo" decided:

1. To endorse the annual report for 2002 of the Company.
2. To endorse the annual accounting report for 2002 of the Company.
3. To endorse the profit-and-loss statement (profit-and-loss accounts) for 2002 of the Company.

The voting results:

"FOR" – 521,899,338 voices. It is 99.8117 % of the total number of voices participated in the voting on the item of the agenda.
"AGAINST" – 739,951 voices.
"ABSTAINED" – 174,400 voices.

According to the voting results on **the second (2) item** on the agenda "On the endorsement of distribution of profits and losses of the Company for the fiscal year 2002" the Annual General Shareholders' Meeting of JSC "Kuzbassenergo" decided:

To endorse the distribution of profits and losses of the Company for the fiscal year 2002:

		(in thousand rubles)
Net profit (net loss) for the accounting period:		**(-) 531,606**
To distribute to:	**Emergency fund**	-
	Accumulation fund	-
	Dividends	-
	To pay last year damages	-

The voting results:

"FOR" – 521,586,833 voices. It is 99.7520 % of the total number of voices participated in the voting on the item of the agenda.
"AGAINST" – 580,500 voices.
"ABSTAINED" – 506,356 voices.

According to the voting results on **the third (3) item** on the agenda "On the endorsement of the distribution (announcement) of dividends for 2002" the Annual General Shareholders' Meeting of JSC "Kuzbassenergo" decided:

Not to endorse the distribution (announcement) of dividends for equity shares for 2002.

The voting results:

"FOR" – 521,348,233 voices. It is 99.7063 % of the total number of voices participated in the voting on the item of the agenda.
"AGAINST" – 1,118,044 voices.
"ABSTAINED" – 417,412 voices.

According to the voting results on **the fourth (4) item** on the agenda "On the election of members of the Board of Directors of the Company" the Annual General Shareholders' Meeting of JSC "Kuzbassenergo" decided:

To elect members of the Board of Directors of the Company as follows:

1. Abyzov M.A.
2. Vagner A.A.
3. Kulakov A.V.
4. Mazikin V.P.
5. Malofeev K.V.
6. Mikhailov S.N.
7. Negomedzyanov A.A.
8. Ogorodnov S.J.

9. Platonov V.J.
10. Skuratov D.J.
11. Starchenko A.G.

	The amount of voting equity shares	The amount of voices in a cumulative voting
The total amount of voices of equity shares with the voting authority on the item on the agenda.	606,163,800	6,667,801,800
The amount of voices of shareholders who voted on the item on the agenda.	522,883,689	5,751,720,579

The voting results:
"VALID" – 5,748,190,990 voices. It is 99.9386 % of the total number of voices participated in the voting on the item of the agenda.
"NON-VALID" – 481,800 voices.
"NOT VOTED" – 0 voices.
"NOT USED VOICES" – 3,047,789 voices.

The distribution of the voices ("VALID"):

No.	Full name of a shareholder	Number of voices	Percentage of the total number of voices participated, %
1.	Mikhailov Sergey Nikolayvich	592,030,026	10.2931
2.	Skuratov Dmitry Yuryevich	581,110,134	10.1032
3.	Starchenko Alexander Grigoryevich	574,234,800	9.9837
4.	Malofeyev Konstantin Valeryevich	570,687,000	9.9220
5.	Ogorodnov Sergey Yuryevich	570,041,601	9.9108
6.	Abyzov Michael Anatolyevich	498,196,853	8.6617
7.	Wagner Andrey Aleksandrovich	491,955,293	8.5532
8.	Mazikin Valentine Petrovich	469,175,693	8.1571
9.	Kulakov Andrey Valentinovich	468,094,926	8.1383
10.	Platonov Vladimir Yuryevich	467,181,411	8.1225
11.	Negomedzjanov Alexander Aleksandrovich	464,969,318	8.0840
12.	Parhomuk Olga Viktorovna	150,234	0.0026
13.	Uzgorov Igor Ivanovich	121,034	0.0021
14.	Kostyuk Michael Dmitryevich	113,434	0.0020
15.	Kozlov Roman Anatolyevich	102,601	0.0018
16.	Leshchenko Michail Aleksandrovich	26,632	0.0005
	Against all candidates	0	0.0000
	Abstained (on all candidates)	0	0.0000
	TOTAL:	5,748,190,990	99.9386

According to the voting results on **the fifth (5) item** on the agenda "On the election of members of the Audit Commission of the Company" the Annual General Shareholders' Meeting of JSC "Kuzbassenergo" decided:

To elect members of the Audit Commission of the Company as follows:

1. Sanzharevsky V.V.

2. Sidorov S.B.
3. Glagoleva A.A.
4. Burmistrova E.V.
5. Morozov M.A.

The total amount of voices of equity shares with the voting authority on the item on the agenda – 605998800.

The amount of voices of shareholders who voted on the item on the agenda – 522883689.

The voting results:

"VALID" – 522,774,889 voices. It is 99.9792 % of the total number of voices participated in the voting on the item of the agenda.

"NON-VALID" – 108800 voices.

"NOT VOTED" – 0 voices.

The distribution of the voices ("VALID"):

1. Sanzharevsky Vsevolod Vsevolodovich – "FOR" 522,119,803 voices (99.8539 %);
2. Sidorov Sergey Borisovich – "FOR" 521,991,403 voices (99.8294 %);
3. Glagolev Anna Anatolyevna – "FOR" 521,794,308 voices (99.7917 %);
4. Burmistrova Ekaterina Vladimirovna – "FOR" 521,782,708 voices (99.7894 %);
5. Morozov Michail Afanasyevich - pro 521,782,152 voices (99.7893 %).

According to the voting results on **the sixth (6) item** on the agenda "On the endorsement of the Company Auditor" the Annual General Shareholders' Meeting of JSC "Kuzbassenergo" decided:

To endorse the Company Auditor the JSC "BDO Unicon Ruf".

The voting results:

"FOR" – 521,810,008 voices. It is 99.7947 % of the total number of voices participated in the voting on the item of the agenda.

"AGAINST" – 877,595 voices.

"ABSTAINED" – 162,086 voices.

According to the voting results on **the seventh (7) item** on the agenda "On the approval of amendments and addenda to the Charter of the Company" the Annual General Shareholders' Meeting of JSC "Kuzbassenergo" decided:

To approve amendments and addenda to the Charter of the Company.

The voting results:

"FOR" – 52,177,1608 voices. It is 99.7873 % of the total number of voices participated in the voting on the item of the agenda.

"AGAINST" – 846,495 voices.

"ABSTAINED" – 160,986 voices.

According to the voting results on **the eigth (8) item** on the agenda "On the approval of amendments and addenda to the Regulations on the Procedure for Preparing and Holding the General Shareholders' Meeting of the Company" the Annual General Shareholders' Meeting of JSC "Kuzbassenergo" decided:

To approve amendments and addenda to the Regulations on the Procedure for Preparing and Holding the General Shareholders' Meeting of the Company.

The voting results:

"FOR" – 521,887,108 voices. It is 99.8094 % of the total number of voices participated in the voting on the item of the agenda.

"AGAINST" – 858,195 voices.

"ABSTAINED" – 98,386 voices.

According to the voting results on **the ninth (9) item** on the agenda "On the remuneration and compensation of expenses to the members of the Board of Directors of the Company" the Annual General Shareholders' Meeting of JSC "Kuzbassenergo" decided:

To approve amendments and addenda to the Regulations on remuneration and compensation of expenses to the members of the Board of Directors of the Company

The voting results:
"FOR" – 521,511,894 voices. It is 99.7376 % of the total number of voices participated in the voting on the item of the agenda.
"AGAINST" – 1,128,195 voices.
"ABSTAINED" – 219,800 voices.

"Changes in the list of authorities:"

The Date of the fact (event, action): **June 2, 2003**
The Code of the fact (event, action): **0100064A02062003**
The Board of Directors:

a) Authorities expired:

1. Abyzov Michael Anatolyevich
2. Wagner Andrey Aleksandrovich, a share in the equity share capital of the issuer – 0.027 %
3. Mazikin Valentine Petrovich
4. Mikhailov Sergey Nikolaevich
5. Negomedzyanov Alexander Aleksandrovich
6. Olfert Richard Bryan
7. Platonov Vladimir Yuryevich
8. Savin Alexander Anatolyevich
9. Tronber Edgar Hodson
10. Uzgorov Igor Ivanovich
11. Shevtsov Dmitry Borisovich

b) Elected again:

1. Abyzov Michael Anatolyevich
2. Wagner Andrey Aleksandrovich, a share in the equity share capital of the issuer – 0.027 %
3. Kulakov Andrey Valentinovich
4. Mazikin Valentine Petrovich
5. Malofeyev Konstantin Valeryevich
6. Mikhailov Sergey Nikolaevich
7. Negomedzyanov Alexander Aleksandrovich
8. Ogorodnov Sergey Yuryevich
9. Platonov Vladimir Yuryevich
10. Skuratov Dmitry Yuryevich
11. Starchenko Alexander Grigoryevich

c) Authorised body:

The Annual General Shareholders' Meeting of JSC "Kuzbassenergo" was held on June 2, 2003.

"Decisions made by the Board of Directors:"

The Date of the fact (event, action): **July 1, 2003**
The Code of the fact (event, action): **1300064A01072003**

The Board of Directors' Meeting, where the decisions concerning making important contracts were made, was held on July 1, 2003 in Moscow.

Of the 11 Members of the Board of Directors 10 Members took part in the Meeting: Abyzov M.A., Vagner A.A., Kulakov A.V., Malofeev K.V., Mazikin V.P., Mikhailov S.N., Negomedzyanov A.A., Ogorodnov S.J., Skuratov D.J., Starchenko A.G.

There is a quorum for making decisions.

The eighteenth (18) item on the agenda: "On the approval of an important lease contract of the immovable property between the lessee JSC "SO-CDU of UES" and the lessor JSC "Kuzbassenergo".

The decision is as follows:

To approve the important Lease Contract of the immovable property between the Lessee JSC "SO-CDU of UES" and the Lessor JSC "Kuzbassenergo", admitting that:
The Lessor – JSC "Kuzbassenergo";
The Lessee – JSC "SO-CDU of UES".

Essence of the Lease Contract

- The term of lease is from the midnight on July 2, 2003 to the midnight December 31, 2003.
- The property is leased out in order to organize operative-supervisory control on the territory of the Kemerovo Region.
- The lease is carried out from midnight on July 2, 2003.
- The lease payment is transferred monthly not later the 21st day of a current month.
- The Lessor that fulfills its responsibilities in a proper way, when the term of lease expires, it has, under other equal conditions, a priority right to all other lessors to make a new lease contract. The lessee must notify the Lessor in written form, 20 days in advance before expiry of the present Lease Contract, that he wishes to make a new lease contract.

When making a new lease contract the conditions of it may be changed in accordance with the Parties' consent.

If the Lessor still has a priority right after the expiry of the Lease Contract then the Lease Contract is considered being renewed under the same conditions *sine die* (in case if the Lessee has no objections).

- The Lessor must carry out general and minor repairs of the immovable property.
- The Lessor gets a property right for all the profits gained when using the immovable property.
- The lease payment doesn't involve the payment for:
  - hot and cold water supply, sewerage
  - heating
  - maintenance charges
  - power supply
  - telephone communications

The remuneration of expenses for community services is carried out in accordance with bills for the services. The amount of remuneration for community services is calculated in accordance with the sum of a bill for the services invoiced by community services (due to the total space occupied by the Lessee).

The remuneration of expenses for telephone communications must be carried out in accordance with a bill of the telephone center.

The sum of the lease payment for the property of JSC "Kuzbassenergo", leased out to JSC "SO-CDU of UES", comprises 101,000 rubles per month (without VAT).

In accordance with par. 3 art. 83 of the Federal Law "On Joint Stock Companies" the Members of the Board of Directors of JSC "Kuzbassenergo" Abyzov M.A. (is a person concerned, because he is a Member of the Board of Directors of JSC "SO-CDU of UES"), Mikhailov S.N. (is a person concerned, because he is the General Director of the JSC "Kuzbassenergo") have no right to vote on the question.

There is a quorum for voting by independent Directors.

The voting results: "FOR" – 8 voices. "AGAINST" – 0 voices. "ABSTAINED" – voices.

Decision is made.

The nineteenth (19) item on the agenda: "On the approval of an important lease contract of the movable property between the lessee JSC "SO-CDU of UES" and the lessor JSC "Kuzbassenergo".

The decision is as follows:

To approve the important Lease Contract of the immovable property between the Lessee JSC "SO-CDU of UES" and the Lessor JSC "Kuzbassenergo", admitting that:

The Lessor – JSC "Kuzbassenergo";

The Lessee – JSC "SO-CDU of UES".

Essence of the Lease Contract

- The term of lease is from the midnight on July 2, 2003 to the midnight December 31, 2003.
- The property is leased out in order to organize operative-supervisory control on the territory of the Kemerovo Region.
- The lease is carried out from midnight on July 2, 2003.
- The lease payment is transferred monthly not later the 21st day of a current month.
- The Lessor that fulfills its responsibilities in a proper way, when the term of lease expires, it has, under other equal conditions, a priority right to all other lessors to make a new lease contract. The lessee must notify the Lessor in written form, 20 days in advance before expiry of the present Lease Contract, that he wishes to make a new lease contract.

When making a new lease contract the conditions of it may be changed in accordance with the Parties' consent.

If the Lessor still has a priority right after the expiry of the Lease Contract then the Lease Contract is considered being renewed under the same conditions *sine die* (in case if the Lessee has no objections).

The Lessor gets a property right for all the profits gained when using the movable property.

The sum of the lease payment for the property of JSC "Kuzbassenergo", leased out to JSC "SO-CDU of UES", comprises 218,000 rubles per month (without VAT).

In accordance with par. 3 art. 83 of the Federal Law "On Joint Stock Companies" the Members of the Board of Directors of JSC "Kuzbassenergo" Abyzov M.A. (is a person concerned, because he is a Member of the Board of Directors of JSC "SO-CDU of UES"), Mikhailov S.N. (is a person concerned, because he is the General Director of the JSC "Kuzbassenergo") have no right to vote on the question.

There is a quorum for voting by independent Directors.

The voting results: "FOR" – 8 voices. "AGAINST" – 0 voices. "ABSTAINED" – voices.

Decision is made.

The twentieth (20) item on the agenda: "On the approval of an important contract of the services of the operative-supervisory control between a branch of JSC "SO-CDU of UES" – "Kuzbass RDU and JSC "Kuzbassenergo".

The decision is as follows:

To approve the important contract of the services of the operative-supervisory control between a branch of JSC "SO-CDU of UES" – "Kuzbass RDU" and JSC "Kuzbassenergo", admitting that:

The Customer – JSC "Kuzbassenergo";

The Contractor – JSC "SO-CDU of UES".

Subject of the Contract

The Contractor provides the Customer the Services with the operative-supervisory control of a technological process of manufacturing, transferring and distributing of the electric energy and power.

The price of the Contract:

The cost of the Services comprises: 3,360,000 rubles per month including VAT.

Other material conditions of the Contract:

- The term of the Contract is from the midnight on July 2, 2003 to the midnight December 31, 2003.
- The term of the Contract is considered to be prolonged for 3 months more if neither of the Parties, within 15 days before the expiry, claimed in a written statement of the expiry of the Contract.

In accordance with par. 3 art. 83 of the Federal Law "On Joint Stock Companies" the Members of the Board of Directors of JSC "Kuzbassenergo" Abyzov M.A. (is a person concerned, because he is a Member of the Board of Directors of JSC "SO-CDU of UES"), Mikhailov S.N. (is a person concerned, because he is the General Director of the JSC "Kuzbassenergo") have no right to vote on the question.

There is a quorum for voting by independent Directors.

The voting results: "FOR" – 8 voices. "AGAINST" – 0 voices. "ABSTAINED" – voices.

Decision is made.

"Changes in the list of the owners (shareholders) of the issuer (=>5 %)":

The Date of the fact (event, action): **July 23, 2003**

The Code of the fact (event, action): **0300064A23072003**

Close Joint-Stock Company "Depositing-Clearing Company" – nominal shareholder.

Placement: 13, Tverskaya-Yamskaya Street, Moscow, 125047, Russia.

Mailing address: 13, Tverskaya-Yamskaya Street, Moscow, 125047, Russia.

Share in the equity share capital of the issuer before the changes: – 4.58%.

Share in the equity share capital of the issuer after the changes: – 5.84%.

The date of changes: July 23, 2003.

The amount of equity shares before the changes: – 4.58%.

The amount of equity shares after the changes: – 5.84%.

The date of changes: July 23, 2003.

Limited Liability Company "Bills Center of Kuzbassenergo" – owner.

Placement: 30 Kuznetsky prospect, Kemerovo, 650620, Russia.

Mailing address: 30 Kuznetsky prospect, Kemerovo, 650620, Russia.

Share in the equity share capital of the issuer before the changes: – 1.25%.

Share in the equity share capital of the issuer after the changes: – 0%.

The date of changes: July 23, 2003.

The amount of equity shares before the changes: – 1.25%.

The amount of equity shares after the changes: – 0%.

The date of changes: July 23, 2003.

"The information about the appearance in the issuer's register an owner of more than 25% of the issuer's securities":

1. The full company name of the issuer: **"Kuzbass Open Joint-Stock Company of Energy and Electrification"**
2. The placement of the issuer: **30** Kuznetsky prospect**, GSP-2, Kemerovo, Russia**
3. TIN: **4200000333**
4. The code of the issuer: **00064-A**
5. The code of the substantial fact: **0700064A16122003**
6. Internet address: http://www.kuzbassenergo.ru/
7. The name of the periodical used by the issuer for publishing announcements of substantial facts: **Annex to Bulletin of Federal Commission on Securities, a regional newspaper "Kuzbass"**
8. Sort, category (type), series and other identification marks of securities: **nominal book-entry equity shares**

9. The full name and abbreviation of an owner of more than 25% of the issuer's securities: **Close Joint-Stock Company "Depositing-Clearing Company" (JSC "DCC") – nominal shareholder** Placement and mailing address: **13, Tverskaya-Yamskaya Street, Moscow, 125047, Russia**
10. Share in equity shares of the issuer registered by an individual who is included in the list of issuer's register of the shareholders: **26.70%**
11. The date of the entry in the register at personal account of an individual who is included in the list of issuer's register of the shareholders: **December 16, 2003**

PARAGRAPH IV. MAJOR PRODUCTION FIGURES

4.1. Structure and volume of electricity generation and capacity spaced out generating capacity for the last 3 years.

Electricity plant	Energy output, million kwh		
	2001	2002	2003
TU GRES	8111	8222	7718
Bel. GRES	6641	7274	6423
S.K GRESS	2681	2583	1974
Kem.GRES	2298	2419	2467
WS TETS	3606	3753	3498
Kem. TETS	199	165	161
NK TETS	2276	2139	2017
Kuz. TETS	626	628	608
Total	26438	27185	24867


2001
NK TETS 9%
KUZ TETS 2%
TU GRES 30%
Kem TETS 1%
WS TETS 14%
Kem GRES 9%
South Kuz GRES 10%
Bel GRES 25%


2003
NK TETs 8%
Kuz TETS 2%
Kem TETS 1%
TU GRES 31%
2002
NK TETS 8%
Kuz TETS 2%
Kem TETS 1%
TU GRES 29%
WS TETS 14%
Kem GRES 9%
South Kuz GRES 10%
Bel GRES 27%

Demand and reserve of the electricity plant's capacity belonging to JSC "Kuzbassenergo" During 2001-2003

Electricity plant's output in the year 2003 determined by the balance fulfillment approved by Federal Tariffs Service of RF , by treaty obligations for reserve electricity purchase at the trades (PUL), and by initiative of Sysop of UES of Siberia.

Electricity plant	2001		2002		2003	
	output megawatt	Reserve megawatt	output megawatt	Reserve megawatt	output megawatt	Reserve megawatt
TU GRES	935	166	969	136	950	188
Bel. GRES	764	289	865	203	796	234
S.K GRESS	310	70	306	66	230	139
Kem.GRES	269	58	283	91	290	99
WS TETS	410	78	425	69	410	72
Kem. TETS	23	31	19	40	16	39
NK TETS	261	64	241	115	233	99
Kuz. TETS	69	24	71	21	66	19


2002 год
reserve, megawatt
output, megawatt
TU GGRES
Bel.GRES
S.K.GRES
Kem. GRES
WS TETS
Kem TETS
NK TETS
KUZ TETS


2003 год
reserve, megawatt
output, megawatt
12
10
8
6
4
2
0
TU GGRES
Bel.GRES
S.K.GRES
Kem. GRES
WS TETS
Kem TETS
NK TETS
KUZ TETS

4.2. Dynamics of electricity and heat energy effective output

In 2003-2004 electricity consumption was decreased because of entry of JSC "Novokuznetsk Aluminum plant", Abagoursk agglofactory to FOREM.

Decrease of effective output depends on consumption's reduction by the KJSC "AZOT" due to application of energy saving technologies of production. JSC "Khimprom" reduced energy consumption due to putting into operation of the own boiler-house. Other deviations related to effective output of heat energy concern more low outdoor air temperature during the heating season in the year 2003.

period	*Effective output, thousand kwt/h*	*Effective output,, Gcal*
1999 г.	25 572 263	16 709 138
2000 г.	26 622 448	16 900 664
2001 г.	27 224 616	15 425 989
2002 г.	26 618 051	13 523 947
2003 г.	25 770 806	13 688 506


Dinamics of electricity effective output
thousand kw t/h
27 500 000
27 100 000
26 700 000
26 300 000
25 900 000
25 500 000
27 224 616
26 622 448
26 618 051
25 572 263
25 770 806
1999 г. 2000 г. 2001 г. 2002 г. 2003 г.


Dinamics of heat energy effective output
Gcal
18 000 000
16 000 000
14 000 000
12 000 000
16 709 138
16 900 664
15 425 989
13 523 947
13 688 506
1999 г.
2000 г.
2001 г.
2002 г.
2003 г.

4.3.Energy output and purchase during the years 200-2003

month	Purchased overflow balance, million kw/h	Electricity output, million kw/h
January	0	3128
February	0	2748
March	300	2529
April	22	2624
May	392	2073
June	1064	1172
July	1068	1265
August	1041	1260
September	857	1546
October	357	2373
November	0	2750
December	76	2971
total	5177	26438


2001 .
4000
3000
2000
1000
0
1
2
3
4
5
6
7
8
9
10
11
12
energy output
purchased overflow balance

month	Purchased overflow balance, million kw/h	Electricity output, million kw/h
January	4	2869
February	0	2554
March	521	2192
April	20	2560
May	247	2171
June	1008	1197
July	672	1654
August	730	1604
September	303	2135
October	140	2585
November	4	2716
December	114	2949
total	3763	27185


2002
3500
3000
2500
2000
1500
1000
500
0
1
2
3
4
5
6
7
8
9
10
11
12
energy ouput
purchased overflow balance

month	Purchased overflow balance, million kw/h	Electricity output, million kw/h
January	175	2780
February	155	2510
March	396	2439
April	197	2448
May	414	2040
June	860	1399
July	911	1411
August	887	1423
September	974	1406
October	62	2216
November	0	2381
December	100	2414
total	5130	24867


2003
3500
3000
2500
2000
1500
1000
500
0
1 2 3 4 5 6 7 8 9 10 11 12
energy ouput
purchased overflow balance

*) output to FOREM 34 188 kw/h

- Generation's decreasing in the year 2003 as compare with the year 2002 resulted from:
- entrance to FOREM since 01.10.2003 of large consumers;
- purchasing at the trade of above-planned electricity, (PUL) and according to Sysop's initiative;

- reception of overflow balance of electivity purchased from FOREM I the year 2003 was realized according to:

- planned electricity (power) balance approved by FEC of RF in a volume of 3,009 million kw/h 59%;
- treaty obligations on above-planned electricity purchased at trades (PUL) due to generation reducing at own electricity plants in a volume of 1,098 million kw/h 21%.
- Operative preoptimization mode of working of UES of Siberia (according to Sysop's initiative) due to generation reducing at own electricity plants in a volume of 1,022 million kw/h 20%.

In 2003 a share of above-planned overflow balance increased in a common purchased overflow balance as compare with the year 2002.

Reducing of average tariff for purchased electricity due to of purchasing of above-planned electricity was 6,1 kop. kw/h in 2003.

4.4. Generating capacity

affiliate	St. No.	Turbine type	Fixed capacity, mwt	Year of launching	notes
Tom-Usinskaya GRES			1272		
	1	K-100-90	100	1958	Turbine and boiler of st.. №1- 1958.
	2	K-100-90	100	1959	Boiler of st.. №14-1965.
	3	K-100-90	100	1959	Turbine of st. №9 – 1995
	4	T-86-90	86	1960	
	5	T-86-90	86	1960	
	6	K-215-130	200	1992	
	7	K-215-130	200	1993	
	8	K-215-130	200	1994	
	9	K-215-130	200	1995	
Belovskaya GRES			1200		
	1	K-215-130	200	1993	Boiler of st. №1-1964
	2	K-215-130	200	1994	Boiler of st. №6 - 1968.
	3	K-215-130	200	1995	Turbine of st. №5 – 1996.
	4	K-200-130	200	1966	
	5	K-215-130	200	1996	
	6	K-200-130	200	1968	
South-Kuzbass GRES			554		
	1	K-50-90-2	53	1951	Boiler of st. №1-1951.
	2	K-50-90-2	53	1951	Boiler of st №11 - 1956
	3	K-50-90-2	53	1952	Turbine of st.№5 - 2003
	4	K-50-90-2	53	1953	
	5	T-115-8,8	113	2003	
	6	T-88/100-90	88	1954	
	7	K-50-90-2	53	1954	
	8	T-88/100-90	88	1956	
Kemerovskaya GRES			500		
	2	R-15-29/2,5	15	1934	Boiler of st №2-1934
	3	PTR-30-29/6	30	1998	Boiler of st №15 - 1995
	5	PTR-30-29	35	2001	Turbine of st №7 –

					1996
	6	R -10-35/5	10	1999	
	7	R-12-35 /5м	10	1996	
	9	R-35-130/30	35	1973	
	10	R-35-130/30	35	1974	
	11	T--110-130-3	110	1978	
	12	T--110-130-5	110	1988	
	13	T-110-130-7	110	1995	
West-Siberian TETS			600		
	1	PT-60/75-130/13	60	1993	Boiler of st. №1-1963
	2	T-50-130	50	1963	Boiler of st. №11-1983
	3	T-60/65-130	60	1996	Turbine of st. №3 – 1996
	4	T-100/120-130	100	1972	
	5	T-110/120-130-3	110	1974	
	6	T-110/120-130-3	110	1983	
	7	T-110/120-130-4	110	1987	
Kemerovskaya TETS			80		
	1	R-5 -35/6	5	1962	Boiler of st. №1-1939
	2	R-10-30/5M	10	1995	Boiler of st. №11-1971
	3	R-10-30/5M	10	1994	Turbine of st №7-2000
	5	P-25-29/13	25	1954	
	7	PTR-30-29	30	2000	
Novo-Kemerovskaya TETS			465		
	7	PTR-80-130/13	80	1994	Boiler of st. №7-1963
	9	R-50-13-/18	50	1966	Boiler of st. №16 - 1999
	10	R-50-13-/13	50	1967	Turbine of st. №7 – 1994
	11	PT-50-130/7	50	1972	
	12	PT-50-130/7	50	1973	
	13	R-50-130/18	50	1977	
	14	PT-135/165-130/15	135	1981	
Kuznetskaya TETS			121		
	3	T-25-29	20	1952	Boiler of st. №3-1945
	4	R-12-35/5M	12	1993	Boiler of st. №18-1968

	6	PTR-30-29	30	2000	Turbine of st. № 13 –2003
	9	R-12-90/18M-1	10	1996	
	11	T-25-90/18	27	1954	
	12	R-12-90/31	10	1967	
	13	R-12-90/31	12	2003	

__PARAGRAPH V.__ *ENERGY SUPPLY ACTIVITY*

5.1. Dynamics of commodity output and sale of energy and abonent's debt.

Together with a tendency to decreasing of effective output of electricity and heat energy, a commodity output of energy had a stable tendency to increasing during the last two years due to imminent increasing of rates for energy in the inflation's situation.

Sale's percent in this period has also a stable tendency to increasing. In the year 2003 as compared to the years 2001 and 2002, the sale's percent regarding to the commodity output of energy reduced insignificantly. Such reducing resulted from increasing of the accounts receivable share not to be subject to recovery according to the legislation in force (moratorium – 16,2%, dead – 6,7%; restructured – 35,7%).

RUR thousand including VAT

period	*commodity output*	*Sale*	*Abonent's debt by the beginning of the year*
1999 г.	7 229 813	6 915 086	4 832 098
2000 г.	10 434 464	10 451 989	5 133 953
2001 г.	14 385 591	14 787 751	5 112 555
2002 г.	17 132 100	17 835 840	3 234 088
2003 г.	19 927 588	19 943 648	2 322 483
2004 г.			2 290 004



Dinamics of commodity output and sale of energy
RuR thousand
25 000 000
20 000 000
15 000 000
10 000 000
5 000 000
0
1999 г.
2000 г.
2001 г.
2002 г.
2003 г.
commodity supply
sale



Dinamics of abonent's debt for energy
RUR Thousand
6 000 000
5 000 000
4 000 000
3 000 000
2 000 000
1 000 000
0
1999 г.
2000 г.
2001 г.
2002 г.
2003 г.
2004 г.

5.2. Dynamics of changes in energy sale's structure

RUR, thousand including VAT

Period	Actual sale	*в том числе*		
		Monetary funds	Bank bill	Material resources
1999	6 915 086	2 687 147	263 885	3 964 054
2000	10 451 989	6 439 851	2 644 594	1 367 544
2001	14 787 751	12 724 107	1 975 056	88 588
2002	17 835 840	16 106 117	1 713 417	16 306
2003	19 943 648	18 549 273	1 394 375	0

Last year the share of mutual reckonings for the consummated electricity and heat energy reduced. In the year 2003 all payments with the energy consumers were only in monetary form (91%) and only 9% - by bank bills.



20 000 000
15 000 000
10 000 000
5 000 000
0
1999 г.
2000 г.
2001 г.
2002 г.
2003 г.
monetary funds
bank bills
material resources

5.3. Structure of effective output of energy and structure of abonent's debt over the different branch of industries.

structure of abonent debts by 01.01.2002 г.


chemistry and petrochemistry 21,0%
housing and communal services 19,1%
coal 13,9%
ferrous metallurgy 23,4%
machine build. And metallworking 7,2%
food 0,1%
agriculture
wholesale companies resellers 3,3%
population 0,1%
federal budget 0,3%
anport and nmunications
light 0,3%
nonferrous metallurgy 2,1%
other branches 1,4%
industrial build. materials 2,0%
local budget without housing and communal services 0,4%
woodworking and cellulose 0,5%
construction 0,5%
other industrial productions 0,7%

structure of abonent's debt by 01.01.2003 г.


coal 18,3%
housing and communal services. 20,9%
machine building and metallworking 9,4%
chemistry and petrochemistry 28,9%
Wholesale companies and resellers 5,3%
food 0,2%
rt and communicatons 0,8%
local budget without housing and communal servises 0,4%
agriulture 4,3%
industr. build.materials. 2,4%
other industries 1,2%
nonferrous metallurgy 1,9%
population 0,4%
woodworking and cellulose. 0,6%
Other branches 1,6%
light 0,6%
Federal budget 0,7%
construction 0,9%
ferrous metallurgy 1,1%

The scheme of effective energy output

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The scheme of effective energy output in 2002 r.
nonferrous metallurgy 18,2%
wholesale companies and resellers 17,2%
chemistry and petrochemistry 5,2%
transport and communications 5,3%
housing and communal servces 1,8%
industrial building materials. 1,5%
machine building and metallworking. 1,1%
other branches 0,5%
population 0,6%
other industrial productions 0,5%
food 0,4%
Local budget without housing and comunal services 0,3%
Federal budget 0,3%
construction
light 0,1%
woodworking and cellulose 0,0%
ferrous metallury 25,2%
coal 20,5%



Coal
21,4%
wholesale companies and resellers
15,9%
nonferrous metallurgy
14,3%
ferrous metalurgy
28,4%
transport and communications
5,9%
woodworking and cellulose
0,0%
light
0,1%
chemistry and petrochemistry
5,4%
construction
0,2%
housing and communal services
2,0%
Промышл.стройматер.
1,6%
Federal budget
0,3%
food
0,4%
Machine building and metallworking.
1,1%
other branches
0,5%
other industrial productions
0,5%
population
0,6%
agriculture
1,0%
local budget without housing and communal services

5.4. Tariff dynamic by the dates of tariffs launching

Changes of tariff dynamic by the consumers group

		2001		2002		
		Decision of REC № 71 & № 72 dd. 31.12.00	Decision of REC № 60 & № 61 dd. 28.07.01	Decision of REC № 60 & № 61 dd. 28.07.01	Decision of REC № 21 dd. 28.03.02	Decision of REC № 61 dd. 28.06.02
I ELECTRICITY						
Industrial and equated consumers possessed added capacity of 750kwA & higher	RUR/KW/H	98,0	98,0	98,0	100,0	120,0
	Kop/kw/h	27,1	36,0	36,0	39,9	44,5
Industrial and equated consumers possessed added capacity lower than 750kwA	Kop/kw/h	45,4	54,4	54,4	58,5	65,0
r/w traction	Kop/kw/h	36,5	40,2	40,2	42,4	46,7
budget	Kop/kw/h	20,0	35,0	35,0	55,0	55,0
Industrial agricultural consumers	Kop/kw/h	20,0	35,0	35,0	35,0	50,0
Wholesale consumers – resellers	Kop/kw/h	10,0	16,0	16,0	23,4	25,2
Population	Kop/kw/h	23,0	35,0	35,0	55,0	55,0
II HEAT ENERGY						
Industry	RUR/Gcal	153,0	200,0	200,0	220,0	253,0
Housing companies	RUR/Gcal	125,9	150,0	150,0	150,0	160,0
Budget	RUR/Gcal	55,0	75,0	75,0	150,0	150,0
Poultry factory & greenhouses	RUR/Gcal	75,0	75,0	75,0	80,0	100,0

Since the year 2003 according to the Provisions approved by REC the tariffs for energy divided by the voltage levels were imposed.

		2003					
		Decision of REC № № 129 dd. 30.12.02 & № 47, 48 dd. 21.05.02			Decision of REC № № 39, 40, 45 dd. 29.05.03		
I ELECTRICITY							
		Hn	mn	ln	hn	mn	ln
budget	Kop/kw/h			76,0		76,0	
Population	Kop/kw/h			60,0		60,0	
Agriculture	Kop/kw/h			60,0		60,0	
other	Kop/kw/h						
including:	Kop/kw/h						
Industrial and equated consumers possessed added capacity of 750kwA & higher	RUR/KW/H	125,0	167,4		133,0	178,1	
	Kop/kw/h	34,9	47,9		37,1	51,0	
Industrial and equated consumers possessed added capacity lower than 750kwA	Kop/kw/h	53,7	68,6	95,4	59,5	80,9	109,9
Wholesale consumers – resellers	Kop/kw/h		31,5			27,6	
II HEAT ENERGY							
Budget, Housing companies	RUR/Gcal	207,0			207,0		

Poultry factory & greenhouses	RUR/Gcal	158,0	158,0
other	RUR/Gcal	268,0	319,0

Changes in the tariff dynamic through the dates of application.

year	Date and No of decision	Duration	Average tariff	
			Electrivity kop./kw/h	Electrivity kop./kw/h
2000	Decision of REC № 49 dd. 29.09.99	01.01.00 - 31.03.00	21,50	92,15
	Decision of REC № 9 dd. 31.03.00	01.04.00 - 31.06.00	22,87	96,31
	Decision of REC № 22 dd. 13.05.00	01.07.00 - 31.09.00	23,27	121,43
	Decision of REC № 33 dd. 28.07.00	01.07.00 - 31.09.00	29,34	121,43
	Decision of REC № 40 & 41 dd. 20.09.00	c01.10.00 - 31.12.00	29,46	118,38
	Fact f 2000		25,94	104,73
2001	Decision of REC № 71 & № 72 dd. 31.12.00	01.01.01 - 31.07.01	31,45	127,63
	Decision of REC № 60 & № 61 dd. 28.07.01 & № 66 dd.28.08.01	01.08.01 - 31.12.01	40,50	167,04
	Decision of REC № 83 & 84 dd. 31.10.01	01.11.01 - 31.12.01	39,23	160,33
	Fact 2001		36,04	137,96
2002	Decision of REC No 62 dd.28.07.01 & No 111 dd. 29.12.01	01.01.02 - 31.03.02	40,45	167,59
	Decision of REC No 21 dd.28.03.02	01.04.02 - 30.06.02	42,26	173,20
	Decision of REC No 61 dd. 28.06.02 & № 69 dd. 08.07.02	01.07.02 - 31.12.02	48,02	207,80
	Fact 2002 г.		44,59	180,45
2003	Decision of REC № 129 dd. 30.12.02 & № 47,48 dd.21.05.02	01.01.03 - 31.05.03	50,12	225,19


Changes in the tariff dynamic through the dates of application
kop./ kw/h.
60,00
50,00
40,00
30,00
20,00
10,00
0,00
21,50
22,87
23,27
29,34
29,46
31,45
40,50
39,23
40,45
42,26
48,02
50,12
54,29
Решение РЭК № 49 от 29.09.99
Решение РЭК № 9 от 31.03.00
Решение РЭК № 22 от 13.05.00
Решение РЭК № 33 от 28.07.00
Решения РЭК № 40 и 41 от 20.09.00
Решение РЭК № 71 и № 72 от 31.12.00
Решение РЭК № 60 и № 61 от 28.07.01 и № 66 от 28.08.01
Решение РЭК № 83 и 84 от 31.10.01
Решение РЭК № 62 от 28.07.01 и № 111от 29.12.01
Решение РЭК № 21 от 28.03.02
Решение РЭК № 61 от 28.06.02 и № 69 от 08.07.02
Решение РЭК № 129 от 30.12.02 и № 47,48 от 21.05.02
Решение РЭК № 39, 40, 45 от 29.05.03


RUR/Gcal
Changes in tariff dinamis thouth the date of application
300,00
250,00
200,00
150,00
100,00
50,00
0,00
92,15
96,31
121,43
121,43
118,38
127,63
167,04
160,33
167,59
173,20
207,80
225,19
243,05
Решение РЭК № 49 от 29.09.99
Решение РЭК № 9 от 31.03.00
Решение РЭК № 22 от 13.05.00
Решение РЭК № 33 от 28.07.00
Решения РЭК № 40 и 41 от 20.09.00
Решение РЭК № 71 и № 72 от 31.12.00
Решение РЭК № 60 и № 61 от 28.07.01 и № 66 от 28.08.01
Решение РЭК № 83 и 84 от 31.10.01
Решение РЭК № 62 от 28.07.01 и № 111от 29.12.01
Решение РЭК № 21 от 28.03.02
Решение РЭК № 61 от 28.06.02 и № 69 от 08.07.02
Решение РЭК № 129 от 30.12.02 и № 47,48 от 21.05.02
Решение РЭК № 39, 40, 45 от 29.05.03

PARAGRAPH VI. MAJOR FIGURES OF ACCOUNTING OF THE COMAPNY

6.1. Major provisions of accounting

6.2. Analysis of financial –economic aggregates of the Company

Revenue:

Revenue for the reporting period against the last year increased by 15,2%. Revenue from energy supply totaled RUR 16 552 872 thousand or 95,4% of all revenues, from sales of other goods, services, works totaled RUR 791 907 thousand or 4,6%.
energy production. Expenses for other activity not related to energy production and transfer totaled RUR 644 637 thousand.

Profit's dinamics, 2002-2003


20000
15000
10000
5000
0
-5000
-10000
-15000
-20000
RUR, million
2000
1500
1000
500
0
-500
-1000
profit
1868
1683
-570
21
profit
net value
profit from sales
net profit

In 2003 sales profit of the Company reduced by RUR 184 854 thousand against 2002 or by 9,9% .

In 2003, expense's growth rate exceeded benefit's growth rate from sale of general production of the Company in a major production that affected negatively on the volume of profit from the selling of production, works and services of the Company in full.

Over the results of the year 2003, sales profitability reached to 9,7% (against the last year 2002, when it was 12,6%).

Balance structure:

In the year 2003 the balance value of JSC "Kuzbassenergo" increased by RUR 1 132 801 thousand to reach RUR 32 895 479 thousand.

Total volume of non-current assets increased by RUR 290 781 thousand to reach RUR 26 109 591 thousand by the end of reporting period. Changes in non-current assets structure were caused by :

-reducing of the volumes of unfinished construction by 14,9% or by RUR 2666,260 thousand;
- increasing of depreciated cost of the fixed assets by 2% or by RUR 475,813 thousand;
-growth of tax assets shown in the balance by 33% or by RUR 107 112 thousand.

- Amount of operating assets on 31.12.03 reached to RUR 6 785 888 thousand, increasing against the beginning of the year by RUR 842 020 thousand or by 14,2 % related at first to increasing of production expanses by RUR 191 909 thousand of by 16%, VAT on the acquired values by RUR 247 586 thousand or by 33%, short-term accounts receivable by RUR 622 740 thousand or by 26,8 %.

Additional capital of JSC "Kuzbassenergo" reduced by 0,3%, i.e. by RUR 68 579 thousand during the reporting period, mainly at the expenses of amortization of after-evaluation of the capital assets subject to retirement. Besides, reduction of the minority's share by RUR 3 779 thousand or by 8,2 % took place this year. As a result, the own sources of the assets forming JSC "Kuzbassenergo" reduced by RUR 8 165 thousand.

Long term liabilities of the Company at the end of the reporting were represented as bill loans equal to RUR 300o thousand and other long-term liabilities equal to RUR 2 265 762 thousand subject to be paid more than in 12 months (debts of suppliers and contractors under the Amicable Agreement equal to RUR 1 343 020 thousand, and a restructured liabilities to the budget and off-budget funds equal to RUR 562 411 thousand, and delayed liabilities equal to RUR 360 331 thousand).

Short-term liabilities of JSC "Kuzbassenergo" in the reporting year increased by RUR 1 556 138 thousand to reach RUR 5 881 468 thousand. Furthermore a short-term account payable increased by RUR 1 423 527 thousand, loans and credits increased by RUR 140 539 thousand. Credit portfolio of JSC "Kuzbassenergo" was RUR 1 550 000 thousand by the 31st of December 2003. Short-term credits were taken with a purpose of the current assets fulfillment to pay off the current liabilities of the Company.

The total account payable (including restructured liabilities) was equal to RUR 6 051 454 thousand by the end of the year 2003 (by the 31.12.2003), and the current account payable was equal to RUR 3 363 284 thousand or 55,6%.

By the end of the reporting year the account payable (except credits and loans) exceeded accounts receivable by RUR 1 824 725 thousand or by 43,2%. At the beginning of the year 2003 such excess was equal to RUR 1 539 503 thousand or 41,7%.

Accounts receivable

As compared with the beginning of the year, account receivable of JSC "Kuzbassenergo" increased by RUR 532 003 thousand.

Liabilities of the energy consumers increased by RUR 22 281 thousand (1,1%), liabilities of other debtors increased by 509 722 thousand (32,2%).

Long-term accounts receivable reduced by RUR 90 737 thousand to reach RUR . и 1 277 822 by the end of the reporting year.

Short-term accounts receivable increased from RUR 2 326 167 thousand to RUR 2 948 907 thousand.

The major growth was in part of payments with the regional and local budgets, i.e. in RUR 347 558 thousand or in 5,6 times (overpayments was due to advanced payments for the Income tax, and capital tax etc).

During the reporting period the liabilities of suppliers and contractors to the JSC "Kuzbassenergo" reduced by RUR 137 392 thousand or by 28,4% due to fulfillment of their liabilities related supply of raw materials, materials and equipment, also rendering of services and works.

Produced in 2003 advanced payments should be explained by the requirement of suppliers and contractors to pay advanced for supplied equipment, raw material, works and services (before the starting of the work).

From the number of the major consumers of JSC "Kuzbassenergo", liabilities of the companies subject to financing by the Federal budget increased by RUR 3 971 thousand or by 25,7%, and debts of the companies subject to financing by the regional and local budget increased by RUR 5 525 thousand or by 2,0 %.

By the 31st of December 2003, the reserve of the doubtful liabilities equal to RUR 146 300 thousand was established.

In the year 2003, tax liabilities paid to the budget through the problem banks was restored. Reflected liabilities of the aforementioned banks to the JSC "Kuzbassenergo" equal to RUR 244 265 thousand will be written off.

Account payable

Further to long-term liabilities arrears of the Company which will be paid off later than 12 months after the reporting date is ascribed:

- Liabilities equal to RUR 1 343 020 thousand that was under moratorium during the period of external management (since 17.09.98 till 23.03.2000). Based on the Amicable agreement contracted with the creditors these liabilities should be paid in accordance with schedule during the period from 01.01.2005 till 30.06.2008;
- Liabilities before the budget and off-budget funds equal to RUR 562 411 thousand in accordance with contracted agreement of the debts restructuring.

As compared to past year the long-term account payable on the whole in the Company reduced by RUR 606 302 thousand or by 24,1 % :

- before the suppliers and the contractors – by RUR 563 382 thousand;
- before the off-budget funds – by RUR 45 792 million.


Dynamics of deptors' liability and accounts payable in 2003
millions of RUR
7000
6000
5000
4000
3000
2000
1000
0
5234
6051
3695
4227
Accounts payable (including liabilities of the Amicable agreement)
Debtors' liability
Debtors' liability
Accounts payable (including liabilities of the Amicable agreement)

As compared to past year the short-term account payable on the whole in the Company increased by RUR 1 423 527 thousand , but the liabilities before the suppliers and contractors increased by RUR 494 069 thousand or by 68,5%.

The main reason of the increasing of short-term liabilities was the growth of account payable:

- the arrears of license fee of JSC RAO "UES of Russia" by RUR 255 493 thousand (in 3,2 times), the liabilities before the budget by RUR 274 348 thousand (72,3%), as a result of concluding an amicable agreement of 26.11.2004 (transferred to the category of long-term liability) by RUR 311,6 million or by 16,1%
- in accordance with the schedule of restructuring by RUR 233,28 million or by 34,5%;
- the liabilities before the off-budget funds in accordance with the schedule of restructuring by RUR 25,5 million or by 28,3%;
- the liabilities before the contractors for the work carried out and (or) the services provided by RUR 173,67 million or by 65,5%;
- the liabilities before the suppliers of fuel (coal, gas, fuel oil) by RUR 8,6 million or by 4,2%.

The main reason of the short-term liabilities increasing was a growth of accounts payable:

- Before the license fee of JSC RAO UES of Russia by RUR 255 493 thousand (in 3,2 times), liabilities before the budget by RUR 274 348 thousand (72,3%), before the suppliers of energy through the FOREM by 46 074 thousand (39,4%). The growth over these articles was related with a transfer of a part of restructuring liabilities under the Amicable Agreement subject to payment in the year 2004 from the long-term to the short-term category;

- Before the suppliers of fuel by RUR 99 079 thousand (91,2%), before the contactors by RUR 90 487 thousand (51,8%), before the issued bills by 623 520 thousand (86,9%). At the 31.12.03 the rest of the issued bills subject to be paid within the 12 months from the reporting date was RUR 1 341 168 thousand. Issuance of own bills in the year 2003 carried out in accordance with the resolution of the Board of Directors of JSC "Kuzbassenergo". Payment of bills to be paid and issuance of new bills aimed to restructuring of accounts payable before the suppliers and contractors for the supplied raw materials and materials, rendered services and works carried out during the year.

Assessment of financial indices in the upshot of economical activities of the Company

Title of index	2001	2002	2003
General current position	0,649	0,585	0,483
Coefficient of absolute liquidity	0,034	0,058	0,029
Coefficient of "cutoff score"	0,711	0,650	0,535
Coefficient of current liquidity	1,869	1,429	1,166
Coefficient of provision of equity capital	0,067	-0,127	-0,139

Paying capacity of the Company remains at low level. Decreasing of the paying capacity is a sequent of insufficient financing of Energy system by the tariff base. Insufficiency of a monetary is compensated by the borrowed sources: increasing of the credit portfolio, growth of accounts payable.

The general current position, in comparison with 2001, increased by 25,6 % and by the end of 2003 amounted to 0,483.

The coefficient of absolute liquidity shows which part of the short-term liabilities may be paid off by the Company in the shortest possible time (payment with quick assets: bankroll and bills of exchange, i.e. until 31.12.2003 only 3% of short-term liabilities may be paid off in the shortest possible time .

The coefficient of "cutoff score" characterizes payment capability of the company at timely debtor payments. In that way by the end of 2003 the JSC "Kuzbassenergo"could repay 54% of its short-term liabilities on condition of 100% liquidity of short-term debtor liability (term of repayment – less than a year).

The coefficient of current liquidity characterizes payment capacity of the company at full mobilization of current assets (selling of all stocks, full payment of debtors). Coefficient of current liquidity by the end of 2003 amounted at 1,166. This means that by mobilizing all its circulating assets the Company will be able to repay its current liabilities and 42,6% of its long-term liabilities (including those provided by the Amicable agreement).

Market strength indexes:

Title of index	2001	2002	2003
Coefficient of arrear	0,423	0,330	0,329
Coefficient of property	0,703	0,752	0,752
Coefficient of financing	2,365	3,031	3,036
Net assets, RUR million	16 729	20 875	24 808

Coefficient of arrear characterizes financial autonomy of the enterprise and shows how much borrowed capital accounts for 1 RUR in the equity capital.

The value of the coefficient in 2001 amounted to 0,423, in 2002 - 0,329, i.e. for 1 RUR of equity capital accounted for 33 kopecks of borrowed capital.

Dinamics of paying capacity of JSC "Kuzbassenergo" for 2001-2003


coefficient of absolute liquidity
coefficient of "Cutoff score"
coefficient of current liquidity
График 2
coefficient of of property
own funds backing
1,869
1,429
1,166
0,649
0,585
0,483
2001
2002
2003

The coefficient of property shows the allotment of property of the enterprise formed at the expense of owned sources (authorized capital stock, surplus capital, retained income, etc.) In case the index is higher than 50%, creditors' risk comes to a minimum, i.e. by selling half of its property formed at owned expense, the enterprise can pay off all its promissory notes, even if the second half into which the borrowed funds are invested will for some reasons be depreciated.

During the last 3 year the value of this index made up 7% that made 75,2% by the end of 2003.

The coefficient of financing characterizes the financial autonomy of the enterprise and shows how much equity accounts for 1 RUR of the borrowed current assets.

The value of the coefficient of financing during the period 2001-2003 increased till 3,036, i.e. i.e. fore 1 RUR of the borrowed current assets accounts for 3 RUR 04 kopecks of equity.


net assets dinamics pf JSC "Kuzbassenergo" for 2001-2003
RUR million
3000
2000
1000
0
2001
2002
2003

The coefficient of financial stability for 3 years increased and by the end of 2003 amounted to 0,832.

The growth of the net wealth shows a positive progress in the JSC "Kuzbassenergo" activity. Net wealth of the Company for the period from 2001 to 2003 increased by RUR 8 079 million (48,3%) and amounted to RUR 24 808 million by the end of 2003.


Dinamics of the market stablility of JSC "Kuzbassenergo" for 2001-2003
3,5
3
2,5
2
1,5
1
0,5
0
2001
2002
2003
coefficient of debt
coefficient of fnancial stability
coefficient of financing
coefficient of property

Yield indices

Title of index	2001	2002	2003
Return on sales (sales profitability)	0,091	0,126	0,097
Common profitability of the reporting period	0,029	-0,016	0,031
Profitability of primary activity	0,032	-0,018	0,034

As appears from the table above, sales profitability in 2003 amounted to 9.7 % which is 2,99 percent higher than in the previous period.

The value of common profitability and profitability of primary activity for the last 3 years increased in 0,2 percent , and by the end of 2003 and amounted to 3,1 % and 3,4% accordingly.

Paying capacity of JSC "Kuzbassenergo" for 2001-2003.


profitability of sales
common profitability of the reporting period
14,0
12,0
10,0
8,0
6,0
4,0
2,0
0,0
-2,0
-4,0
%
12,56
9,14
9,70
2,89
3,11
-1,62
2001
2002
2003

PARAGRAPH VII. ALLOCATION OF PROFITS AND DIVIDEND POLICY

	Annual general meeting of shareholders of 2001	Annual general meeting of shareholders of 2002	Annual general meeting of shareholders of 2003
Undisposed profits (RUR, thousands)	-2 619	-569 856	20 575
Reserve funds (RUR, thousands)	2 977	0	790
Accumulation reserves (RUR, thousands)	0	0	0
Dividends (RUR, thousands):	0	0	0
Other purposes	0	0	0

In 2001 the undisposed profits at the outcomes of the year including that of branch establishments made up RUR 2 619 thousand, i.e. was unprofitable. At the outcomes of the year excluding that of branch establishments made up RUR 2 977 thousand. As only profits obtained by JSC "Kuzbassenergo" excluding branch establishments are submitted to approvement by the Annual general meeting of shareholders, RUR 2 977 thousand were assigned for replenishment of the reserve fund.

. At the outcomes of 2002 the Company got damage in the amount of RUR 569 856 thousand. Hence there is nothing to propose to the Annual general meeting of shareholders allocation.

In 2003 the undisposed profits at the outcomes of the year of work including branch establishments made up RUR 20 575 thousand. At the expiration of 2003 the undisposed profits excluding branch establishments amounted to RUR 790 thousand. As only profits obtained by JSC "Kuzbassenergo" excluding that of branch establishments are submitted to approvement by Annual general meeting of shareholders, RUR 790 thousand were assigned for replenishment of the reserve fund.

PARAGRAPH VIII. INVESTMENT ACTIVITIES

8.1. Investments of the Company.

The plan for 2003 stipulated the volume of the capital investments in the amount of RUR 1979,2 million including:

- for the objects of main constructions – RUR 804,5 million, including production construction – RUR 799,2 million,

nonproduction construction – RUR 5,3 million - reconstruction of the branch of the Health Center "Energetic" in the town of Myski.
for the objects of technical rearmament – RUR 1174,7 million.

In fact, in 2003 capital investments for technical rearmament and capital constructions were opened up in the amount of RUR 1980,4 million or 100,1%,
including:
for technical rearmament – RUR 1208,3 million.
for capital construction – RUR 772,1 million. Besides, at the expense of capital construction fixed assets in the amount of RUR 56,9 million were purchase, funds spent at redemption of land amount at RUR 3,4 million.

Payment sources of financing of capital investments were opened up with over-expenditure in the amount of RUR 21,6 million. At the planned capital investments for 2003 in the amount of RUR 1979,2 million, the amount of RUR 2000,8 million were factually spent, including for main construction – RUR 832,5 million, for technical rearmament – RUR 1168,3 million.
Financing sources of the investment program for 2003 are:
depreciation assignments – RUR 1694,4 million
profits - RUR 284,8 million.
Over-expenditure of sources in the amount of RUR 12,5 million occurred at the starting complex of steam-boiler at st.№4 of Kuznetskaya TETS and was caused by the purchase of stopcock armature not foreseen by the project; at West-Siberian TETS in the amount of RUR 3,8, million caused by the rent payments for the land for the refrigerant pond suspended in construction; at UTS in the amount of RUR 2 million at the introductory heatline №3 in Kemerovo; at Tom-Usinskaya GRES in the amount of RUR 1,5 million for the completion of works on grafting of ashes-dump №2 of the Southern section.

At the plan of introduction of fixed assets in 2003 in the amount of RUR 2000,7 million, factually the introduction of objects at the amount of RUR 2095,8 million or 105% was carried out,
including:
- for technical rearmament at the planned RUR 1273,9 million,
  in fact, objects at the amount of RUR 1331,5 million or 104 % were put into operation.
- for capital construction at the planned RUR 726,8 million,
  for the objects of:
  production purposes – RUR 717,7 million,
  nonproduction purposes – RUR 9,1 million,
  factually put into operation at the amount of RUR 764,2 million including
  for the objects of:
  production purposes - RUR 762,1 million or 106 %
  non-production purposes - RUR 2,1 million or 23 %.

Capacities put into operation:
- steam boiler st.№ 4 of Kuznetskaya TETS, type E-160-1,4-250 with production output of 160 tons of steam per hour,
- turbine at st.№ 5, type T-115-8,8 LMZ at South Kuzbass (Yuzhno-Kuzbasskya) GRES with production output of 113 thousand megawatt,
- turbine at st. № 13,type R-12-90/31 KTZ at Kuznetskaya TETS with production output of 12 megawatt,
- transformers - 86,5 thousand kilovolt ampere, including increase of production output – 5,5 thousand kilovolt ampere,

VL-0,4-10 kilovolt - 28,8 km,

- 2nd order of branching from main heatline #3 of Kemerovskaya GRES at ul. Shornikova to KSZ-11 of the city of Kemerovo spreading at 1,5 km.
- work on grafting of ashes dump dams of the stations continued, during the year of 2003 capital investments in the amount of RUR 267,6 million were opened up, ground strewn in the body of dams in the volume of 547,4 thousand cubic meters, work on construction of boiler aggregate of st.№16 of Kemerovskaya GRES, st.№15 Novekemerovskaya TETS.

Unaccomplished construction at the sites of fundamental construction and technical rearmament at 01.01.2004 reduced by 8% as compared to the period of 01.01.2003 – of RUR 1470,4 million and amounted to RUR 1349,5 million, the decrease was caused by putting into operation of the starting complex of the steam boiler of st.№ 4, type E-160-1,4 of Kuznetskaya TETS with the continuation of construction of more than three years, and with putting into operating of turbines at South Kuzbass (Yuzhno-Kuzbasskaya) and Kuznetskaya TETS.

Dynamics of settling funds for capital investing

	Year 2001			Year 2002			Year 2003		
	Total capital investments	Including Fundamental construction	Including Technical re-equipment	Total capital investments	Including Fundamental construction	Including Technical re-equipment	Total capital investments	Including Fundamental construction	Including Technical re-equipment
TU GRES	125153	69017	56136	134170	83403	50767	126164	77585	48579
Bel.GRES	76547	38800	37747	104900	64400	40500	146150	96000	50150
SK GRES	89946	52347	37599	254347	83800	170547	383931	47044	336887
Kem. GRES	243403	17426	225977	125965	52841	73124	78560	37289	41271
WS GRES	81613	51597	30016	128678	89400	39278	87052	40826	46226
Kem.TETs	31312	10671	20641	46748	14618	32130	116360	21291	95069
NK TETs	67136	24987	42149	92543	30637	61906	92987	35011	57976
Kuzn.TETs	116913	86146	30767	133661	81676	51985	350674	236533	114141
Total for stations	832023	350991	481032	1021012	500775	520237	1381878	591579	790299
East ES	32667	980	31687	72256	30147	42109	62799	14227	48572
North ES	37606	6878	30728	133278	91651	41627	71252	24091	47161
TsES	26185	10799	15386	50925	36039	14886	59419	38121	21298
South ES	33382	9405	23977	88546	69586	18960	56772	18520	38252
Total for networks	129840	28062	101778	345005	227423	117582	250242	94959	155283
UTS	68728	251	68477	63348	0	63348	165904	71982	93922
Energosbyt (power supply)	23701	10309	13392	56158	19970	36188	62725	25071	37654
Other branch establishments	204884	112035	92849	201565	100959	100606	140041	48924	91117

Total for the system:	1259176	501648	757528	1687088	849127	837961	2000790	832515	1168275

Dynamics of volume of capital investments and the allotment of funds for technical re-equipment

Schedule of opening up of capital investments by sectors


Year 2001
RUR 501,6 million
RUR 757,5 million
Technical re-equipment
Capital construction


Year 2002
RUR 838,0 million
RUR 849,1 million
Technical re-equipment
Capital construction


Year 2003
RUR 832,5 million
RUR 1168,0 million
Technical re-equipment
Capital construction

8.2. Sources of financing of investment programs (profits, depreciation assignments, other)

Source of financing of investment programs in 2003	Amount (RUR, thousand)
Depreciation assignments	1 698 841
Advance use of profits	329 581
Other sources - total	1 495
Including:	
Shareholding in construction	1 495
Total sources of financing	2 029 917

8.3 The schedule of volumes of capital investments of JSC "Kuzbassenergo" in 2001-2003

(excluding branch establishments)

RUR, thousand.

№	Title of activities	Capital investments					
		Year 2001		Year 2002		Year 2003	
		In pries of year 1991	In agreed prices	In prices of year 1991	In agreed prices	In pries of year 1991	In agreed prices
1	2	3	4	5	6	7	8
	By branch:						
1.	**Capital investments, total**	**53556**	**1174325**	**56090**	**1496070**	**65900**	**1980353**
	Including :						
1.1.	Production purpose	52619	1157881	55418	1476606	65565	1970378
	including :						
-	«Electric energy»	52619	1157881	55418	1476606	65565	1970378
-	«Agriculture»		-	-	-	-	-
1.2.	Non-production purposes	937	16444	672	19464	335	9975
	including :						
-	«House-building»	880	15091	530	16970	20	378
	Besides that:						
-	Purchase of fixed assets		59153		135073		56895
-	Purchase of land		-		583362		3394
2.	**By sectors:**						
2.1.	Production purposes		1157881		1476606		1970378
	Including .- technical re-equipment		722625		805921		1208292
	- new construction		435256		670685		762086
	including:						
-	Electric power stations		737285		987925		1404215
	including – technical re-equipment		404719		500141		814488
	- new construction		332566		487784		589727
-	Electric power lines		109188		196789		197938
	including – technical re-equipment		83922		120704		159920
	- new constructions		25266		76085		38018
-	Heating lines		69626		56454		168457
	including – technical re-equipment		63458		56454		96475
	- new construction		6168		-		71982
-	Other objects and expenses		265117		243693		223717
	including – technical rearmament		170526		128622		137409
	- new construction		71256		106816		62359
2.2.	Non-production purposes		16444		19464		9975
3.	***By sources of financing***		**1174325**		**1496070**		**1980353**
	including:						
-	depreciation		946378		1236290		1685736

-	profits		191612		257535		294507
-	other		36335		2245		110
-	own investment funds		-		-		-
4.	**Introduction of fixed assets**		**1048551**		**1300448**		**2095811**
-	Technical re-equipment		687467		712133		1331508
-	New construction		361084		588315		764303
5.	Fact of expenditure of sources		**1259176**		**1687088**		**2000799**
-	Technical re-equipment		757528		837961		1168275
-	New construction		501648		849127		832515
	Besides that:						
-	Scientific-research experimental construction works		4689		8253		2635
-	Purchase of land		-		583362		3365

8.4. Non-profile financial investments

№	Title of JSC (subject of economy)	Nominal value of share holding (allotment, share) RUR, thousand	% of authorized capital stock	Registration cost of share holding (allotment, share) RUR, thousand
1	JSC "Kuzbasshydroenergostroy"	118 619,0	100%	118 619,0
2	JSC"Andreyevskoye"	36 437,0	100%	36 437,0
3	Ltd. "Vekselny center" of Kuzbassenergo	401,0	19,95%	401,0
4	JSC "IPO Vodokanal"	31 300,0	75%	31 300,0
5	Ltd. "Supervolokno"	240,0	60%	240,0
6	JSC "Bagran"	3,5	7,14%	3,5
7	Ltd. "Yugo-Zapad"	4,4	7,69%	4,4
8	JSC AKB "Kuzbassegolbank"	589,0	0,17%	589,0
9	JSC IK "Primula"	10,0	0,25%	10,0
10	Ltd. "Magazine "Fuel and energy complex and resources of Kuzbass"	50,0	6,70%	50,0
	TOTAL	**187 653,9**		**187 653,9**

8.5. Bringing in credit resources for investment projects

Altogether from January 1, 2003 to December 31, 2003 JSC "Kuzbassenergo" brought in credit resources to the amount of RUR 4 548, 00 million, RUR 121, 29 million of which were invested in purchase of materials, equipment for the purposes of technical rearmament and capital construction. The share of resources for the purposes of investments in the general credit portfolio made up 2, 67%.

PARAGRAPH IX. PERSPECTIVE OF TECHNICAL RE-EQUIPMENT AND DEVELOPMENT OF THE COMPANY.

9.1. Introduction of new technologies of energy production and dynamics of development of the Company

During the reporting period Central Design Office "Energoremont" (Moscow) developed

a working draft of reconstruction of furnace for the TP-10 boilers of Tom-Usinskaya GRES with the purpose of reduction of discharge of nitric oxide into the atmosphere. The aim of the work is to reach the maximum permissible concentration of detrimental discharge and optimization of payment for pollution of the environment.

JSC "Alstom Power Stawan" carried out a project of modernization of electrofilters k.a. st. № 11 with replacement of command devices, power-generating sets and corronizing electrodes At Kemerovskaya GRES. The purpose of the given modernization is ensuring of reduction of discharge of volatile ashes in the atmosphere through increase of the level of ashes recovery up to 99% and increase of performance reliability of electrofilters.

At ZS (West Siberian) TETS work on "Installation of water-moderated economizers of type "Alpha-Lavalya" in the scheme of replenishment of TETS second order heating circuit. Inculcation of water-moderated economizer allows to reduce the temperature of circuit water during summer –period repair works to the required norms in accordance with the safety conditions of repair works, and to increase the realization of hot water during that period by 30%.

Reconstruction activities on reconstruction of furnace and burning devices at BKZ-210 st.#6 boiler with introduction of MEI (Moscow Power Engineering Institute) technology on three-stage incineration of mixture of fuels in U-type torch, aimed at increase of economy and decrease of discharges of nitric oxides, were carried out. Introduction of MEI technology allowed to attain the reduction of output of nitric oxides by 1,5 - 2 times.

Installation of information and measurement complex in the framework of the project of "Kama Instruments" Ltd. is coming to an end at Kemerovskaya GRES, Novo-Kemerovskaya TETS, Kemerovskaya TETS and Kuznetskaya TETS. Augmented system of operations control and registration of heating energy distribution with heating-system water and in steam was developed on the basis of recent international elaborations in the sphere of instrument-making and microprocessor-based technologies. This system is the most perfect and most accurate if compared to those used in the Russian Federation and it complies with all the requirements of the Regulation on control of heating energy and heat carrier. The system complex of "Kama Instruments" is equipped with European-standards instrument stock and can meet the challenges of various kinds.

Regularly scheduled stages of work on "Monitoring of overvoltage in electricity supply networks of 35 kilovolt, development and accomplishment of activities on its restriction" were carried out for VES "PNP Bolid" Ltd.

The carried out activities will allow to substantively increase the production reliability of 35 kilovolt electricity supply networks. Monitoring of overvoltage emerging from commutation of vacuum, gas-insulated or oil-immersed switches of 35 kilovolt was carried out. It was determined that the best characteristics are inherent for gas-insulated switches.

PARAGRAPH X. DEVELOPMENT OF COMMUNICATION NETWORKS AND INTERNET TECHNOLOGIES

Optical fiber communication line (OFCL) lies in the heart of communication network of Kuzbass power supply system. OFCL is constructed in accordance with the approved conception of JSC "Kuzbassenergo" and put in operation in 1997. Optical fiber communication cable fitted into lightning-protecting hawser and slung between the bearings VL-220-110 kilovolt was used for the construction. General extension of the optical fiber is 437 km, it embraces the main energy units of the power supply system.

Synchronous systems STM 1,STM 4 (622-155 megabit per second), 34-8 megabit per second – at branchings are used as transmission systems of communication through OFCL. The constructed system on the basis of reciprocal network redundancy of optical fibers of JSC "Kuzbassenergo" and JSC "SibirTelecom" expels the possibility of intermission of communication.

In 2003 owing to modernization of SDH, PDH equipment, carrying capacity of digital flows of OFCL increased:

TsUS of Kemerovo- AO-45 equipped (STM-1 mSDM) .

UES-ZhD (HDSL modem +ZAK30)

UES-pst.Yelanskaya –pst..NKAZ- pst.KFZ-pst. ZSMK (OVG- 25,FOM-4,Sprinter, ZAK 30, OGM-11);

UES-pst. Yelanskaya –pst.Osinniki (FOM-4 ,T-316);

UES-UTS (FOM-4,OПM-14, T-130);

UES-"Energosbyt/Energy supply" (OBG-25,T-130).

The program of OFCL development prescribes construction works at sites Kemerovo-Yurga and Kemerovo-Anzhero-Sudzhensk.

For ensuring hot links of managers of power supply system, for communication of on-the-fly field groups at carrying out production, damage control and recovery works in cases specified by civic defense and extraordinary situations by means of digital communication channels, construction of trunk communication system MRT – 1327 has been in progress for the past three years. This fits in the general conception of development of the system of wireless communication of RAO "UES of Russia". At present time baseline stations in the cities of Kemerovo, Novokuznetsk, Leninsk-Kuznetsky, Myski, Gurievsk, Prokopievsk, village of Inskoy and central controller in Kemerovo were put into operation.

At the same time construction of the network of personal radio signal (paging) is carried out. Baseline stations located in the cities of Kemerovo, Novokuznetsk, Kaltan, Myski and the village of Inskoy are in construction process.

The works on trunk in the city of Yurga are planned for launching in 2004.

For provision of communication with separate sites of power supply system and reservation of OFCL and KLS construction of radio relay communication networks on the basis of RRS – "Micran" is being carried out.

In 2003 TsRRL of Panfilovsky RES – pst.Panfilovskaya 110-pst.Plotnikovskaya – Promyshlennovsky RES were put into operation;
Topkinsky RES – pst.Topkinskaya;
Pst.Ilyinskaya 110-pst.Kuznetskaya 110-UES.

The project of "Technical re-equipment of the functioning communication enterprises of "Kuzbassenergo" provides for the construction of unified digital commutation system of the power supply system. With that end in view in present time replacement of outdated dispatching commutators EDTS-66 and automatic telephone systems ESK-400 with modern digital stations "Coral" and MD – 100.

In 2001 commutator of TsDS, BGRES, ZSTETs, KuzTETs, KemGRES, UES, SES, central automatic telephone system in the cities of Kemerovo and Novokuznetsk were replaced.

In 2002 automatic telephone systems in Kuznetskaya TETs, KemGRES, NKTETs, KTETs were put into operation.

In 2003 reconstruction of operations dispatching circuit on the basis of automatic telephone system "Coral" was carried out at BelGRES, TUGRES, UKGRES, TsES, UES, Yurginskaya RES.

Subscribers' separations of principal station of MD-110 in Kemerovo with the capacity of 400 numbers for "Energosbyt /power supply system", 200 numbers for RP and 200 numbers for B.Center. Automatic telephone systems "ESK-400" at pst.N.Anzherskaya were replaced with automatic telephone systems "Quant", at Panfilovskaya RES those were replaced with automatic telephone systems "Zodiac".

In 2003 billing system for the users of the telephone network in the cities of Kemerovo, Novokuznetsk, the village of Inskoy was organized. Works on modernization of TM systems in UES network ("Compass 2-0") and TsES (TsPPS-TAU) started.

For the year of 2004 replacement of KP "Granit" with KP "Granit-Micro" at 9 power supply sites of "Kuzbassenergo" are prescheduled.

Data transmission network (DTN) of JSC "Kuzbassnenergo" was constructed and put into operation in 2001 in accordance with "The conception of development of power supply system up to 2010".

DTN includes all major sites of power supply system which are generally located in major industrial and cultural centers of Kuzbass. The network has radial structure: 2 backbone sites in the cities of Kemerovo and Novokuznetsk, and 25 user sites dispersed throughout the territory of the region. Data exchange rate for every user sites is 2 megabit per second; mainline speed along Kemerovo-Novokuznets is 34 megabit per second.

Investment capacity for the funds for technical re-equipment planned for 2003 amounted to RUR 5 million and were spent at enlargement of DTN and implementation of Web-technologies. At present time ASKUE works by means of DTN at 6 sites in on-line mode.

Use of Internet nowadays is the requirement for carrying out work of a large number of specialists and managers of all spheres of activity: economics, finance, marketing, technology and technical equipment, etc. For implementation of these possibilities the most efficient scheme is used in the JSC. Branch office of "Kuzbassenergosvyaz" purchases two-megabyte channel from the provider at wholesale price and distributes the streams through DTN between all the branch establishments and subdivisions of the JSC in accordance with their requests. At the same time along with minimization of expenditures there is central management and control of resources used, as well as there is possibility of commercial use of it.

Availability of DTN allows to use Internet technologies to the maximum in the systems of management of financial, economic, technological, organizational and economical activity of the JSC as a whole and its subdivisions separately.

Nowadays, besides the external Web-site of the company several internal sites covering the scope of activities of the company and several branch establishments are operated. I&R Web-based systems and Head of branch office's workstation were created and in operation. I&R systems include a complex of on-line current and necessary reference information for support of decision-making by managers of different levels.

In 2004 works on creation of centralized systems ASKUE on the basis of DNT and Internet technologies are in progress. RUR 4 million of capital investment is planned for technical re-equipment and continuation of these activities.

For advancement of efficiency of management, for optimization of information flows and ensuring of financial transparency of the company corporate information system on the basis of Oracle e-Business Suite (Oracle Applications) is implemented at JSC "Kuzbassenergo". The system is entirely oriented at use of Internet technologies which would allow to optimally managing remote subdivisions. This decision technologically complies with the technological policy of RAO "UES of Russia".

For implementation of activities connected with construction of the system of personnel management and the system of assets management of the company planned for 2004, availability of funds in the amount of RUR 10 million is required. All the activities connected with implementation of corporate information system are stipulated in the program of development of JSC "Kuzbassenergo" up to year 2010.

PARAGRAPH XI. PRESERVATION OF ENVIRONMENT

11.1. The dynamics of discharge of contaminants into the atmosphere and the bulk of manufacturing water.

At the reduction of power production by 8,5,%, increase of output of heat by 1,74%, discharge of contaminants into the atmosphere decreased as compared to the past year level by 14,441 thousand tons and made up 171,571 thousand tons.

The discharge decreased due to unloading of electric power stations and increase of the portion of parched gas in fuel balance from 3,08% in 2002 to 8,46% in 2003.

Owing to decrease of electric power production discharge of contaminated effluents decreased by 2,49 million cubic meters and made up 12,95 million cubic meters as of power supply system. The quantity contaminating substances in manufacturing water thrown out to water objects made up 6,563 thousand tons.

The output of ash-and-slad wastes made up 2495,5 thousand tons which is 280,2 thousand tons less than that of the last year due to increase of the quantity of parched gas by 2,5 times.

11.2 Implementation of activities on reduction of output of contaminating substances and decrease of discharge of contaminating substances into the atmosphere

The bulk of carried out environmental activities to the amount of RUR 75,2 million allowed to reduce the output of contaminating substances into the atmosphere by 1323 tons, to increase the performance reliability of GZU system, ash disposal areas and to reduce the output of contaminated flows by 2,49 million of cubic meters.

The following major activities were carried out:

1. Reconstruction of dust arresters with mounting of improved Ventury chimneys and aeroacoustic intensification at the boiler of st.№16 of Novokemerovskaya TETs.
2. Reconstruction of furnace and burning facilities of BKZ 210-140F boiler of st.#6 of Zapadno-Sibirskaya (West Siberian) TETS with the purpose of reduction of formation of nitric oxides.
3. Bringing operating characteristics of boiler at st.№5 of ZS TETs to normative projection.
4. Reconstruction of burning facilities of boiler unit at st.№3 of Kemerovskaya GRES for optimization of burning with the purpose of reduction of formation of nitric oxides..
5. Implementation of the scheme of heating of outgoing gases with the purpose of intensification of the procedure of irrigation of Ventury pipes at the building of st. #6 "B" pf Belovskaya GRES.
6. Assembling of second filters for refinement of water brought up to the injectors of Ventury pipes at the building of st.№5 "A" of Belovskaya GRES.

7. Reorganization of furnace process at two boilers of South-Kuzbass ("Yuzhno-Kuzbasskaya") GRES.
8. Reconstruction of the system of irrigation of scrubbers at boilers of st. №7, 5 of South-Kuzbass ("Yuzhno-Kuzbasskaya") GRES.
9. Reconstruction of electrofilters of boiler unit at st. № 13 of Kemerovskaya GRES with replacement of precipitation and corronizing electrodes.
10. Maintenance of dust arresters of boiler at st. №10 of Kemerovskaya GRES with reconstruction of overflow devices.
11. Transference of irrigation of Ventury pipes of boiler at st. №6 of Tom-Usinskaya GRES from high-pressure pumps.
12. Reconstruction of dust arresters of boiler at st.№18 of Kuznetskaya TETs with replacement of scrubbers.
13. Reconstruction of cooler tower № 6 of Novokemerovskaya TETs with installation of drip pan.
14. Installation of a scheme of reuse of saline and flushing water of mechanical filters at South-Kuzbass ("Yuzhno-Kuzbasskaya") GRES..
15. Organization of buffer area of water inlets in South-Kuzbass ("Yuzhno-Kuzbasskaya") GRES.
16. Reconstruction of drainage system of ash disposal area №2 (western side) with supply of filtration waters into the pumphouse of clarified water of South-Kuzbass ("Yuzhno-Kuzbasskaya") GRES.
17. Assembling of drainage system of section 1 of ash disposal area №2 at Kemerovskaya TETs.
18. Assembling of consumption measuring devices at industrial gullies of Kemerovskaya TETs.
19. Reconstruction of drainage system of the pumping station and drainage channel at TU GRES.
20. Purchase of control devices for gullies at Novokemerovskaya TETs.

11.3 Directions of supervisory bodies on violations of environmental legislation, accidents at TETS causing ecological damage

At examination of environmental legislation by the central administrative board of natural resources in Kemerovo Region a number of remarks were made which are being eliminated in accordance with the established period. For violation of law a fine in the amount of RUR 73,6, million was imposed at Tom-Usinskaya and Shout Kuzbass ("Yuzhno-Kuzbasskaya" GRES).

No accidents causing ecological damage happened within the power supply system.

Expenditure of equivalent fuel, Thousand	***Year***		
	2001	**2002**	**2003**
Total, including:	**11077,6**	**11097,0**	**10318,0**
Gas	**623,0**	**342,0**	**873,0**
Black oil	**52,6**	**58,2**	**46,8**

Coal	**10402**	**10696,8**	**9398,2**

Outputs into the atmosphere, Thousand tons 184,627 187,486
171,571

Outputs of ash-and-slad wastes, Thousand tons 2711,3 2782,97
2495,46

Throw out of contaminated flows,
Thousands of cubic meters 16765,3 15347,5
12948,6

Expenses for implementation of wild-life
conservation activities мероприятий, RUR millions 32,0 26,3
75,2

Structure of fuel utilization


100%
80%
60%
40%
20%
0%
2001
2002
2003
black oil
gas
coal

Dynamics of outputs, throw outs and formation of ash-and-slad wastes


3000
2500
2000
1500
1000
500
0
output
ZShO
throw outs
2001
2002
2003

Structure of fuel consumption


12000
10000
8000
6000
4000
2000
0
Thousand tons
11077
10402
623
53
11097
10697
342
58
10318
9398
873
47
2001
2002
2003
Year
Total
Coal
Gas
Black oil

PARAGRAPH XII. MANPOWER POLICY AND SOCIAL POLICY.

SOCIAL PARTNERSHIP.

12.1. Structure of staff by category.

By 31.12.2003 the number of people working at JSC "Kuzbassenergo" made up 12753 persons including:

Managers: 1827 persons
Specialists: 2034 persons
Workers: 8752 persons
Office workers: 140 persons



140
1827
8752
2034
Managers
Specialists
Workers
Office workers

12.2. Structure of staff by age

Younger than 30 years old – 2467 persons
Aged between 30 and 50 – 7482 persons
Older than 50 – 2804 persons
Including staff of pensionable age – 698 persons


2804
7482
2467
Under 30 years old
Between 30 and 50 years old
Older than 50 years old

12.3. Fluctuation of manpower

Fluctuation of manpower in 2003 made up 5,9 %


8,0%
7,0%
6,0%
5,0%
4,0%
3,0%
2,0%
1,0%
0,0%
Year 2001
Year 2002
Year 2003

12.4. Qualitative structure of personnel (standard of education)

Out of total number of people working, those having:

Higher education: 3453 persons

Holding "Candidate of Science degrees" (Master's) 7 persons

Vocational training 9293 persons


9293
3453
7
Higher
Candidates of Science
Vocational

Dynamics of quantity of personnel for 2001-2003

By 31.12.	Quantity (persons), including					Including fluctuation of manpower (%)
	Total number	Managers	Specialists	Workers	Office workers	
2001	18 327	2089	2794	13 237	207	7,5
2002	15 713	1894	2602	11 038	179	7,2
2003	12 753	1827	2034	8752	140	5,9

If compared to year 2002 reduction of personnel quantity by 2960 persons took place. Such changes conform to the program of optimization of the quantity of personnel of the Company in the situation of reformation. In 2003 withdrawal of personnel occupied in non-profile and service forms of activities of the Company (in respect of the main product).

Dynamics of age-based composition of personnel

By 31.12.	Under 30 years old	Older than 50	Including staff of pensionable age
2001	3984	3839	1230
2002	3365	3311	1055
2003	2467	2804	698

12.5 System of personnel development

The strategic goal of the Company in the sphere of development of personnel in 2003 was provision of the Company with highly qualified specialists able to work in market conditions, period of reforms in the sphere of power engineering.

The main objectives of the manpower policy of the Company are:

1. Elaboration of general strategy and establishment of a complex system of management and development of human resources of the Company;
2. Planning the Company's needs of personnel with consideration of the present-day manpower regulation;
3. Attraction, selection and evaluation of personnel and agreement on candidates for supervisory positions in the executive bodies of JSC "Kuzbassenergo" and JSC RAO "UES of Russia";
4. Forming personnel reserve of the Company and its evaluation, career management;
5. Professional training and personnel development;
6. Evaluation of functioning of managers and specialists, determination of social an psychological climate;
7. Dismissal of personnel;
8. Elaboration and accomplishment of wages policy, motivation of personnel;
9. Management of expenditures at personnel.

In 2003 the following projects in the sphere of personnel development were carried out:

12.5.1 Selection of personnel

- The following standard acts were elaborated: "Regulations of carrying out competition procedures at the Company", "Regulations of agreement on candidates at RAO and the Executive bodies".
- 7 contests were held: Director of BGRES, UES, Head of treasury, Heads of department of power lines and department of protection of labor and wages, Chief accountant of information and analytical center, Deputy General director of the Company for finance and economics.

12.5.2 Forming cadre reserve of the company and its evaluation

- Draft program of evaluation of cadre reserve where formal and business circles of those included into the reserve of the Company were sharply defined, was elaborated.
- Cadre reserve for 2004 which is used by the Department of personnel management at holding contest procedures, was formed.
- Evaluation of cadre reserve for the positions of Technical director, Chief accountant, Deputy Director for economics was carried out.

12.5.3 **Professional training and development**

Department of Personnel Management of JSC "Kuzbassenergo" elaborated "The program of reformation of the system of professional training and development of personnel of JSC "Kuzbassenergo" until 2005" and proposed it for evaluation.

- Training needs of the Company for 2003-2004 were determined, the plan of training activities for the abovementioned year and the budget for personnel training was formed.
- The pool of educating institutions with layout by courses was formed and placed at web-site of the Department of Personnel Management.
- A complex system of continuous training and advanced training of personnel of the following target groups was elaborated:
    1. Top managers
    2. Cadre reserve of the Company (top-level and mid-level);
    3. Mid-level managers (line managers);
    4. Specialists, office workers.
    5. Workers.

Overall personnel training of the Company:

Year 2003		Year 2004
Planned	Factual	Planned
RUR 25.2 million	RUR 16.1 million	RUR 26,3 million
4 150 persons	2 108 persons	2 832 persons

1. Training of top managers and cadre reserve of the Company includes:

Types	Year 2003		Year 2004.
Trainings abroad	27 persons	RUR 3,7 million	Not determined

Long-term training	9 persons	RUR 927	14 persons	RUR, 1,6 million

Strategic sessions for supervisory personnel of the executive board and branch establishments with bringing in specialists of "Institute of studies of business undertakings problems" Ltd. (Saint Petersburg).

2. Training of line managers (mid-level managers) and cadre reserve .

Types	Year 2003		Year 2004	
	Planned	Factual	Planned	Factual
Institute of advanced training (management) short-term	RUR 8,5 million 348 persons	RUR 5,6 million 332 persons including 245 persons (reserve)	RUR 13,3 million 371 persons	
Long-term training at LINK	RUR 496 thousand 8 persons		RUR 403 thousand 12 persons	

For the first time in Kuzbass the following new forms of education were introduced:

- Distance long-term training with bringing in specialists of the International institute of management LINK (Moscow),
- In-company training.

Corporate seminars and training sessions for heads of financial and economics divi ;ions of the power supply system, managers of department of personnel management, cad) e reserve of the executive bodies were organized and carried out.

3. Training specialists, office workers

Types	Year 2003			
Institute of advanced training	(number of persons)		(explicit costs)	
	Planned	Factual	Planned	Factual
	1551	863	RUR 8,5 million	RUR 5,6 million
Training cadre reserve	100	67	1000,0	800,0
management	80	50	720,0	500,0
economics	65	55	750,0	550,0
finance	70	43	810,0	450,0
law	30	18	240,0	180,0
engineering	200	193	2101,0	1682,5
accident prevention, protection of labor	900	400	1585,0	760,0

Information technologies	65	20	474,0	180,0

4. Training of workers

	Planned for year 2003	**Actually trained**
Training unit	1450 persons	1806 persons
TUET	642 persons	524 persons
Total:	**2092 persons**	**2330 persons**

Including the following ranged by categories:

	Training unit	**TUET**
Protection of labor	853 persons	-
Accident prevention at industrial sites	394 persons	-
Engineers and technicians	408 persons	135 persons
Total workers:	151 persons	389 persons
Including training	151 persons	152 persons
Advanced training	-	237 persons
Total:	**1806 persons**	**524 persons**

5. Activities held for students and new specialists

- The pool of new specialists of the Company was formed in 2004 in accordance with the list of specialties needed, including substantiation of needs of specialists.
- Organization of in-company practical work for students.
- Organization and carrying out tours for high-school students and students of institutions of higher education (40 tours, 1069 persons attended).
- Organization and implementation of municipal contest of new specialists who were trained in accordance with the Presidential program "Manager of 2003".
- Organization and carrying out a contest of the best thematic work among high school students and students of higher education "Power engineering in Russia of 2050", "Russia in 2050".

6. Evaluation of managers' and specialists' functioning.

- "Regulations on personnel certification" was elaborated, system of expert evaluation of professional, personal and business characteristics of staff was implemented. Implementation of program "Person" for automated evaluation of professional and personal characteristics is planned.
- Contests "Best by profession" (contest "Best accountant of year 2003") were held.

Evaluation of social and psychological climate of organization departments.

Two collective groups of the Company were examined: work collective of electric workshop of Novo-Kemerovskaya TETS. accounts department of the executive staff.

Social policy

As far as improvement of conditions of work and services provided to staff, satisfaction of social need, social benefits and guarantees are concerned, the following activities are carried out by the Company:

- Preparation of documentation for concluding agreements of JSC "Kuzbassenergo" with private pension fund.
- Rewarding the personnel of the Company and payment of pecuniary fees at rewards of sectoral and regional awards of JSC "Kuzbassenergo".
- Provision of financial aid to pensioners, retired from the branch establishments of JSC "Kuzbassenergo":

  а) monthly financial aid;

  б) financial aid at death of relatives;

  в) aid to non-working pensioners confined with Victory Day, Power engineering specialist day, Senior person's Day.

  г) other, in accordance with the Collective agreement.
- Preparation and organizing celebration for Power engineering specialist Day, Victory Day
- Organizing winter and summer Sports and athletics meetings of JSC "Kuzbassenergo"
- Conducting elimination contests for summer and winter Sports and athletics meetings of RAO "UES of Russia".
- Granting loans for consumption purposes to personnel of the Company
- Organization and carrying out voluntary medical insurance of personnel of the executive board of the Company.
- Invigoration of personnel of the executive board of JSC "Kuzbassenergo" (legalization of documentation for directing personnel to health centers, rest homes, sanatoriums).
- Granting additional paid short-term vacations.
- Remuneration of expenses for consumption of energy.
- Other benefits in accordance with Collective agreement.

For the improvement of conditions of work and services provided to staff and pensioners of the Company RUR 335,7 million were spent at social needs in 2003.

RUR 38,2 million were spent at financial payments of social character in accordance with the Collective agreement.

PARAGRAPH XIII. OBJECTIVES AND PERSPECTIVES OF THE COMPANY FOR THE NEXT YEAR

13.1. Reformation of the Company.

As of reformation of service and non-profile types of activities the following detached structures were established on the basis of the branch establishments of the Company in 2003.

1. JSC "Haulage contractor of Kuzbassenergo".

It was established by means of foundation with leasing of properties of the corresponding branch establishment. Entry of properties in authorized capital stock is planned for year 2004.

Main functions of the establishment – provision of haulier services for the needs of power supply system and exterior consumers.

2. JSC Medical department "Health center "Energetic".

It was established by means of foundation with leasing of properties of the corresponding branch establishment. Entry of properties in authorized capital stock is planned for year 2004.

Main functions of the establishment – provision of medical and sanatoria services for the needs of personnel of the Company and exterior consumers.

3. JSC "Kuzbassenergoservice".

It was established by means of foundation with leasing of properties of the corresponding branch establishment. Entry of part of properties in authorized capital stock is planned for year 2004.

Main functions:

- Thorough and mid-life repair of heat engineering and electromechanical equipment;
- Production of non-standard equipment, spare parts, production tools and instruments;
- Thorough and mid-life repairs of buildings and constructions;
- Specialized repair and technical re-equipment..

4. Branch establishment "Regional supervisory control" of JSC "Kuzbassenergo" was liquidated. The functions of the regional efficient-dispatch department are transferred to a branch establishment JSC "SO-Central supervisory control of UES" – "Kuzbasskoye RDU" (Kuzbass regional supervisory control). Properties of the liquidated branch establishment were transferred to "Kuzbasskoye RDU" (Kuzbass regional supervisory control) in accordance with provisions of lease.

5. Branch establishment "Main power lines" was established with transfer of part of properties of branch establishments of JSC "Kuzbassenergo" falling under the criterions of ascription to the Unified National Electricity Network.

After the establishment of JSC "MMSK of Siberia" the properties of JSC "Kuzbassenergo" branch establishment "Main power lines" will be included in the authorized capital stock of the company in exchange for shares.

Main functions – provision of management and maintenance of main power lines services for the needs of power supply system.

During the first six months of 2004 the Company will need to finish several activities of the preparatory stage of reorganization, including:

- Activities on improvement of cadre (training, advanced training, retraining, personnel auditing);
- Settling apart and termination of participation in non-profile types of activities including transfer of housing stock for municipal ownership;
- Optimization of activities of repair and maintenance services;
- Development of the system of contract auctions and tenders.

Continuation of implementation of the project of reformation of the Company is planned for 2004.

As of reformation of the power supply repair activities, during the first six months of 2004 the following servicing companies in form of 100% associated companies are planned to be established.

1. JSC "Kuzbassetremont" (Kuzbass power line repair), carrying out the functions of competitive providers of power line repair works.

- Thorough and mid-life repair of electricity supply equipment;
- Thorough and mid-life repair of control equipment;
- Thorough and mid-life repair of buildings and constructions.

2. JSC "Kuzbass power repair company", carrying out the functions of competitive providers of power repair works:

- Thorough and mid-life repair of thermo-mechanical equipment;
- Thorough and mid-life repair of electrotechnical equipment;
- Thorough and mid-life repair of control equipment;
- Thorough and mid-life repair of buildings and constructions.

3. JSC "Engineering and analytical center Kuzbasstechenergo", carrying out provision of engineering and research and development services to generating, electricity supply, heating supply, power supply companies on the basis of JSC "Kuzbassenergo".

In 2003 project of reformation of the Company that was forwarded to shareholders for review was elaborated by the management bodies of JSC "Kuzbassenergo". The project specifies reorganization of the Company in form of segregation of the following companies:

JSC "Kuzbass power management company" is created on the basis of property complex of the executive bodies by means of segregation from JSC "Kuzbassenergo" with preservation of 100% mirror structure of shareholders of JSC "Kuzbassenergo" and provides services of managing companies established as a result of reorganization of the Company.

JSC "Kuzbass generating company" is planned to be created on the basis of property of the existing generating branch offices – electric power stations by means of segregation from JSC "Kuzbassenergo" with preservation of 100% mirror structure of shareholders of JSC "Kuzbassenergo". The main functions of the company are production of electric and heat power and supplying heat and electricity networks with it, participation at Federal All-Russian Wholesale Market of Electric Energy and later in competitive wholesale market of electric power.

Besides, heating system complexes of the following areas of heat supply are transferred to the generating company:

- Village Inskoy of the town of Belovo (Belovo heat supply area) – (Belovskaya GRES),
- The town of Myski (Tom-Usinsky heat supply area) – (Tom-Usinskaya GRES);
- The town of Kaltan (Kaltan heat supply area) – (Yuzhno-Kuzbasskaya GRES/"South Kuzbass GRES").

As far as reformation of power supply network services of the Company is concerned, managing bodies of the company suggest to establish JSC "Kuzbass regional electricity supply company" by means of segregation of distributive network from JSC "Kuzbassenergo" with preservation of 100% mirror structure of shareholders of JSC "Kuzbassenergo".

It is planned to provide JSC "Kuzbass regional electricity supply company" with a status of a Guaranteeing supplier (in accordance with the Rules and requirements to guaranteeing suppliers' functioning determined by the Government).

The mian functions of the company are: purchase and sales of electric energy (branch establishment "Energosbyt (Energy supply) functions within JSC "Kuzbass regional electricity supply company"), transfer and distribution of electric energy from the source to customers.

As of reformation of thermal energy services of the Company the project of reformation prescribes the establishment of heat supply companies in 2004 in collaboration with municipal authorities of the cities of Kemerovo and Novokuznetsk.

The main functions of the established heat supply companies are transportation, distribution and sale of heat energy.

In case of approvement of the suggested project of reformation by the managing bodies of JSC "Kuzbassenergo", beginning of project implementation is planned for the 4th quarter of 2004.

3.2. Management of corporate procedures improvement

Major principles of corporate management of JSC "Kuzbassenergo" are transparency, accountability, responsibility.

Following the Corporate Governance Code

At present time JSC "Kuzbassenergo" is planning to approve the "Corporate Governance Code" in 2004. This document is a code of liabilities that are accepted by the participants of JSC "Kuzbassenergo" including shareholders, members of the Board of Directors and members of the Managing bodies of JSC "Kuzbassenergo" on a voluntary basis.

Regulations of corporate management stated in the Code in addition to requirements of legislation and the Statute allow to achieve optimal balance of interests through formalization of agreements and arrangements between all the participants of the Company, including different (from the point of view of interests) groups of shareholders, representatives of supervisory bodies and managing bodies of the companies,

Special attention is paid to the issues connected with information and financial transparency of functioning of JSC ""Kuzbassenergo. The Company does not only publish information in accordance with the present legislation, but it also elaborated a special program of disclosing additional information. In the framework of the program quarterly reports on economic activities of the Company are prepared and forwarded to the shareholders, as well as quarterly accounting reports in accordance with the International Accounting Standard. Managing bodies of JSC "Kuzbassenergo" regularly hold briefings and telephone conferences with journalists of the Region and local authorities on urgent problems of the Company's activities. Comprehensive approach to information policy allows the shareholders to have profound picture of changes, first of all those connected to reformation of the Company.

System of corporate management of branch and dependent establishments.

In 2003 the Company managed to draw up an effective system of corporate management of affiliates and dependent establishments with the following basis principles:

1. distribution of powers of managing bodies of the company in the sphere of property management;
2. disclosure of information of transactions with property objects carried out by the joint stock companies;
3. control of the procedure of assets management from the direction of shareholders and the Board of directors of branch and dependent establishments;
4. control of the procedure of assets management of the joint stock company from the direction of the Board of Directors of JSC "Kuzbassenergo".;

PARAGRAPH XIV. SUPPLEMENTARY INFORMATION FOR SHAREHOLDERS.

14.1. Quotation of securities of the Company.

Jobbing of shares of JSC "Kuzbassenergo" was carried out in the Russian trading system (RTS) and at off-exchange market.

It's necessary to mention that the data on RTS auctions is the main source of information on the condition of Russian securities market, because this ground serves the substantial part of foreign and Russian portfolio investments into shares of Russian companies. RTS is a universally recognized center of price formation of shares and stocks of a wide range of eminents. Information of quotations and transactions in RTS is translated all around the world through the largest systems of financial information like REUTERS, Bloomberg and others.

The first shares transaction of JSC "Kuzbassenergo" at RTS was registered on January 10th at the price of $ 0,1950.

Overall during the year of 2003 45 transactions with common shares of JSC "Kuzbassenergo" with the volume of trade of 3 566 539 shares of $ 846 749.

The maximum price of transaction was registered on September 30th and amounted to $ 0,5500.

The following companies carried out purchase of shares in the region: "Primula" Company" Ltd., "Financial Company "Intellect Capital" Ltd., "AVK-Trade" Ltd. (the city of Kemerovo), JSC Financial company "SPART" (the town of Anzhero-Sudzhensk), "Company "Brokercreditservice" Ltd. (the city of Novosibirsk). The price of on share varied from RUR 4,00 (January 2003) to RUR 13,60 (December 2003).

14.2. Market capitalization of shares.

The dynamics of share capitalization of JSC "Kuzbassenergo" is presented as follows:
10.01.2003 made up 124 263 579 USD,
01.04.2003 made up 109 109 484 USD
01.07.2003 made up 190 941 597 USD
31.12.2003 made up 303 081 900 USD

Dynamics of market capitalization of shares of JSC "Kuzbassnenergo"


350 000 000
300 000 000
250 000 000
200 000 000
150 000 000
100 000 000
50 000 000
0
USD
124 263 579
109 109 484
190 941 597
284 896 986
303 081 900
January 04, 2003
Aptil 01, 2003
June 01, 2003
October 01, 2003
December 31, 2003
Period of time

14.3. Addresses, telephones, contacts, banking properties, web-site address of the Company, brief information on auditor, register holder and evaluator (s) of the Company.

Postal address of JSS "Kuzbassenergo": 650000, Kemerovo, GSP-2, Kuznetsky prospect, 30.
Telephone: (384-2) 29-33-59.
Fax: (384-2)29-37-77.
E-mail: adm@kuzbe.elektra.ru
Web: htpp://www. kuzbassenergo.ru
Banking properties: INN 4200000333
Settlement account: 40702810126020102036
Kemerovo Division of Savings Bank № 8615 in Kemerovo
Correspondent account: 30101810200000000612
BIK 043207612

In accordance with the decision of annual general meeting of shareholders of JSC "Kuzbassenergo" of June 02, 2003 Joint stock company "BDO UNIKON RUF" was approved as the auditor of the Company.
(assignee JSC "UNIKON/MS Consulting group").
Postal address: 113545, Moscow, Varshavskoye shosse, 125, building 1, section 11.
Telephone: (095) 319-46-56, 319-66-36.
Fax: (095) 319-59-09.
E-mail: reception@unicon-ms.msk.ru

Web: htpp://www.unicon-ms.ru
License of 25.06.2002 № E 000547 in the sphere of general auditing, issued by the Ministry of finance of the Russian Federation.

In 2003 keeping and storing the register of owners of registered securities of JSC "Kuzbassenergo" was carried out by Joint stock company "Central Moscow Depositary".
Postal address: 105066, Moscow, Olkhovskaya str., 22.
Telephone: (095)705-92-32, 263-81-53,263-80-69.
Fax: (095)265-43-36.
E-mail: mcdepo@dol.ru
Web: htpp://www.mcd.ru
License of 13.09.2002 № 10-000-1-00255 for accomplishment of activities on register keeping, issued by the Federal commission on the market of securities of the Russian Federation.
Period of validity of the license: unlimited period of validity.

In 2003 JSC "ENPI Consult" provided services on determination of full replacement value of part of permanent assets on 01.01.2003, culsulting services connected with the issues of re-evaluation of permanent assets of the organization were provided in accordance with Regulations on accounting "Registry of permanent assets" (PBU 6/01).
Location: 115191, Moscow, Dukhovsky per., 14.
Telephone/Fax: (095) 952-1041/(095) 954-4408.
E-mail: ***npg@npg.ru***
License number: 000031
Date of issue: 06.08.2001
Period of validity: until 06.08.2004
License issued by: The Ministry of Privity.

THANK YOU FOR YOUR ATTENTION!